SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 28, 2021

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Nokia Corporation Financial Report for Q3 2021

•	Report attached to stock exchange release: Nokia Interim Report for Q3 2021

STOCK EXCHANGE RELEASE 1 (6)

28 October 2021

Nokia Corporation

Interim report
28 October 2021 at 08:00 EEST

Nokia Corporation Financial Report for Q3 2021

Strong profitability and cash generation

•	Constant currency sales growth of 2% constrained by expected supply chain and Mobile Networks North America headwinds

•	Strong sales growth in Network Infrastructure (+6% y-o-y constant currency) and Cloud & Network Services (+12%)

•	Comparable gross margin of 40.8% (reported 40.7%), reflecting continued strong execution across the business

•	Mobile Networks comparable gross margin of 37.8% (+220 bps y-o-y) showed better cost competitiveness

•	Comparable operating margin of 11.7% (reported 9.3%), new operating model bringing strong financial accountability

•	Comparable diluted EPS of EUR 0.08; reported diluted EPS of EUR 0.06

•	Strong free cash flow generation of €0.7bn

•	Launched new FP5 IP routing silicon which sets new industry benchmarks particularly on power efficiency

•	Continuing to manage supply chain constraints but challenges are increasing into Q4

•	Reiterating our full year guidance for net sales of €21.7bn – 22.7bn and comparable operating margin of 10-12% and now expect to be towards upper-end of the margin range considering continued strong performance

All financial metrics above refer to Q3 2021

This is a summary of the Nokia Corporation Financial Report for Q3 published today. Nokia only publishes a summary of its financial reports in stock exchange releases. The summary focuses on Nokia Group's financial information as well as on Nokia's outlook. The detailed, segment-level discussion will be available in the complete financial report hosted at www.nokia.com/financials. A video interview summarizing the key points of our Q3 results will also be published on the website. Investors should not solely rely on summaries of Nokia's financial reports, but should also review the complete report with tables.

STOCK EXCHANGE RELEASE 2 (6)

28 October 2021

PEKKA LUNDMARK, PRESIDENT AND CEO, ON Q3 2021 RESULTS

We delivered another great quarter driven by our increased investments in technology leadership and strong market demand. The highlight of the quarter was the launch of our next generation FP5 IP routing silicon – delivering up to three times more capacity while reducing power consumption by up to 75% per bit compared to previous generation. This will help reduce the carbon footprint of both Nokia and our customers, while also helping customers to manage their operating expenses.

The third quarter saw us achieve 2% constant currency net sales growth despite the impact of earlier communicated headwinds in North America for Mobile Networks and global supply chain constraints. These headwinds were offset by strong growth in Network Infrastructure against a tough year-on-year comparison and by Cloud and Network Services achieving double-digit growth. Our comparable operating margin for the quarter was 11.7%, which is a further testament to the accountability and financial discipline that our new operating model is driving through the organization.

We now have over 380 private wireless customers and the business continues to grow strongly. We are further increasing our investment to ensure we maintain the lead we have built with the industry’s most complete offering.

Overall, I am pleased with our strong financial performance in 2021 so far. We continue to expect seasonality to be less pronounced this year than previously and are reiterating our full year 2021 outlook. Considering our continued strength, we now expect to be towards the upper-end of our comparable operating margin range. As we look ahead, we believe we are well positioned to capitalize on strong demand in our end markets through strengthened technology leadership and improved cost competitiveness. However, the uncertainty around the global semiconductor market limits our visibility into Q4 and 2022. We are working closely not only with our suppliers to ensure component availability but also with our customers to ensure we can meet their needs and mitigate the unprecedented component cost inflation our industry faces. Coupled with the one-offs we’ve benefited from this year, this may limit our margin expansion potential in 2022.

STOCK EXCHANGE RELEASE 3 (6)

28 October 2021

FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q3'21	Q3'20	YoY change		Constant currency YoY change	Q1– Q3'21	Q1– Q3'20	YoY change		Constant currency YoY change
Reported results
Net sales	5 399	5 294	2%		2%	15 788	15 299	3%		6%
Gross margin %[1]	40.7%	37.1%	360	bps		39.9%	36.9%	300	bps
Research and development expenses[1]	(1 036)	(923)	12%			(3 096)	(2 942)	5%
Selling, general and administrative expenses[1]	(674)	(631)	7%			(2 034)	(2 121)	(4)%
Operating profit	502	350	43%			1 418	444	219%
Operating margin %	9.3%	6.6%	270	bps		9.0%	2.9%	610	bps
Profit for the period	351	197	78%			965	180	436%
EPS, diluted	0.06	0.03	100%			0.17	0.03	467%
Net cash and current financial investments	4 300	1 869	130%			4 300	1 869	130%
Comparable results
Net sales	5 399	5 294	2%		2%	15 788	15 301	3%		6%
Gross margin %	40.8%	37.4%	340	bps		40.5%	37.8%	270	bps
Research and development expenses	(1 007)	(880)	14%			(2 992)	(2 808)	7%
Selling, general and administrative expenses	(583)	(558)	4%			(1 719)	(1 820)	(6)%
Operating profit	633	486	30%			1 867	1 025	82%
Operating margin %	11.7%	9.2%	250	bps		11.8%	6.7%	510	bps
Profit for the period	463	305	52%			1 377	653	111%
EPS, diluted	0.08	0.05	60%			0.24	0.11	118%
ROIC[2]	20.2%	11.6%	855	bps

1 In Q4 2020, Nokia reclassified certain items of income and expenses from other operating income and expenses to the functions. The comparative reported results for Q3’20 and Q1–Q3'20 have been recast accordingly. Refer to Note 1, Basis of preparation, in the Financial statement information section included in Nokia Corporation Financial Report for Q3 2021 for details.

2 Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters’ ending balances. Refer to Note 10, Performance measures, in the Financial statement information section included in Nokia Corporation Financial Report for Q3 2021 for details.

Reconciliation of reported operating profit to comparable operating profit

EUR million	Q3'21	Q3'20	YoY change	Q1–Q3'21	Q1–Q3'20	YoY change
Reported operating profit	502	350	43%	1 418	444	219%
Amortization of acquired intangible assets	99	101		293	308
Restructuring and associated charges	34	120		211	337
Impairment of assets, net of impairment reversals	(1)	5		32	25
Settlement of legal disputes	0	0		(80)	0
Gain on defined benefit plan amendment	0	(90)		0	(90)
Other, net	(1)	0		(7)	1
Comparable operating profit	633	486	30%	1 867	1 025	82%

OUTLOOK

	Full year 2021	Full year 2023
Net sales[1]	EUR 21.7 billion to EUR 22.7 billion	Grow faster than the market
Comparable operating margin[2]	10 to 12%	10 to 13%
Free cash flow[3]	Clearly positive	Clearly positive
Comparable ROIC[2,4]	17 to 21%	15 to 20%

1 Assuming actual currency rates until Sept 2021 and end of Sept EUR/USD rate of 1.16 continues in the remainder of 2021 (adjusted from actual until June and EUR/USD rate of 1.19 in the remainder of 2021).

2 Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Refer to Note 10, Performance measures, in the Financial statement information section included in Nokia Corporation Financial Report for Q3 2021 for details.

3 Free cash flow = net cash from/(used in) operating activities - capital expenditures + proceeds from sale of property, plant and equipment and intangible assets – purchase of non-current financial investments + proceeds from sale of non-current financial investments.

4 Comparable ROIC = comparable operating profit after tax, last four quarters / invested capital, average of last five quarters’ ending balances. Refer to Note 10, Performance measures, in the Financial statement information section included in Nokia Corporation Financial Report for Q3 2021 for details.

STOCK EXCHANGE RELEASE 4 (6)

28 October 2021

OUTLOOK ASSUMPTIONS

•	Nokia’s outlook assumptions for the comparable operating margin of each business group in 2021 and 2023 are provided below:

	Full year 2021	Full year 2023
Mobile Networks	4 to 7%	5 to 8%
Network Infrastructure	8 to 11%	9 to 12%
Cloud and Network Services	3 to 6%	8 to 11%
Nokia Technologies	>75%	>75%

•	We maintain our expectation for Nokia Technologies to deliver a slight improvement in comparable operating profit in full year 2021, relative to full year 2020, and stable performance over the longer-term;
•	Group Common and Other primarily consists of support function costs. We expect the net negative impact of Group Common and Other to be between EUR 150 and 200 million in 2021 and approximately EUR 200 million over the longer-term. The update to our 2021 expectation largely reflects the year-to-date impact from Nokia’s venture fund investments (update);
•	In full year 2021, Nokia expects the free cash flow performance of Nokia Technologies to be approximately EUR 600 million lower than its operating profit, primarily due to prepayments we received from certain licensees in previous years;
•	Comparable financial income and expenses are expected to be an expense of approximately EUR 200 million in full year 2021 and EUR 250 million over the longer-term;
•	Comparable income tax expenses are expected to be approximately EUR 450 million in full year 2021 and over the longer-term, subject to regional profit mix, net sales subject to withholding taxes and the timing of patent licensing cash flow. Over the longer-term, there is some uncertainty in forecasting income tax expenses, as they are also subject to changes in tax legislation, including potential tax reform in the U.S. and the OECD Pillar initiatives (update);
•	Cash outflows related to income taxes are expected to be approximately EUR 350 million in full year 2021 and over the longer-term until our US or Finnish deferred tax assets are fully utilized, subject to regional profit mix, net sales subject to withholding taxes and the timing of patent licensing cash flow. Over the longer-term, there is some uncertainty in forecasting cash taxes, as they are also subject to changes in tax legislation, including potential tax reform in the U.S. and the OECD Pillar initiatives (update);
•	Capital expenditures are expected to be approximately EUR 600 million over the longer-term; 2021 slightly below that level and with some variation in future years around that level (update); and
•	Rule of thumb related to currency fluctuations: Assuming our current mix of net sales and total costs (refer to Note 1, Basis of Preparation, in the Financial statement information section included in Nokia Corporation Financial Report for Q3 2021 for details), we expect that a 10% increase in the EUR/USD exchange rate would have an impact of approximately negative 4 to 5% on net sales and an approximately neutral impact on operating profit.

STOCK EXCHANGE RELEASE 5 (6)

28 October 2021

RISK FACTORS

Nokia and its business are exposed to a number of risks and uncertainties which include but are not limited to:

•	Competitive intensity, which is particularly impacting Mobile Networks and is expected to continue at a high level in full year 2021, as some competitors seek to take share in the early stages of 5G;
•	Our ability to accelerate our product roadmaps and cost competitiveness through additional 5G investments in full year 2021, thereby enabling us to drive product cost reductions and maintain the necessary scale to be competitive;
•	Some customers are reassessing their vendors in light of security concerns, creating near-term pressure to invest in order to secure long-term benefits;
•	Developments in North America following the conclusion of the C-band auction, including the potential for temporary capital expenditure constraints or the acceleration of 5G deployments;
•	The scope and duration of the COVID-19 impact, particularly in certain countries, including India, where the pandemic has worsened, and the pace and shape of the economic recovery following the pandemic;
•	The disturbance in the global supply chain;
•	Accelerating inflation;
•	Other macroeconomic, industry and competitive dynamics;
•	Our ability to procure certain standard components and the costs thereof, such as semiconductors;
•	The timing of completions and acceptances of certain projects;
•	Our product and regional mix;
•	The timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies, consumer electronics companies and other licensees;
•	Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; and the regulatory landscape for patent licensing;

as well as the risk factors specified under Forward-looking Statements of this release, and our 2020 annual report on Form 20-F published on 4 March 2021 under Operating and financial review and prospects-Risk factors.

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of the impact of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings and inflation, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) ability to execute, expectations, plans or benefits related to changes in organizational and operational structure and cash or cost savings arrangements; and E) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

STOCK EXCHANGE RELEASE 6 (6)

28 October 2021

ANALYST WEBCAST

Nokia's video webcast will begin on 28 October 2021 at 11.30 a.m. Finnish time (EEST). A link to the webcast will be available at www.nokia.com/financials. Media representatives can follow the presentation via the link, or alternatively call +1-412-717-9224.

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Katja Antila, Head of Media Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

Summary

Interim Report for Q3 2021

Strong profitability and cash generation

▪	Constant currency sales growth of 2% constrained by expected supply chain and Mobile Networks North America headwinds

▪	Strong sales growth in Network Infrastructure (+6% y-o-y constant currency) and Cloud & Network Services (+12%)

▪	Comparable gross margin of 40.8% (reported 40.7%), reflecting continued strong execution across the business

▪	Mobile Networks comparable gross margin of 37.8% (+220bps y-o-y) showed better cost competitiveness

▪	Comparable operating margin of 11.7% (reported 9.3%), new operating model bringing strong financial accountability

▪	Comparable diluted EPS of EUR 0.08; reported diluted EPS of EUR 0.06

▪	Strong free cash flow generation of €0.7bn

▪	Launched new FP5 IP routing silicon which sets new industry benchmarks particularly on power efficiency

▪	Continuing to manage supply chain constraints but challenges are increasing into Q4

▪	Reiterating our full year guidance for net sales of €21.7bn – 22.7bn and comparable operating margin of 10-12% and now expect to be towards upper-end of the margin range considering continued strong performance

All financial metrics above refer to Q3 2021

EUR million (except for EPS in EUR)	Q3'21	Q3'20	YoY change		Constant currency YoY change	Q1–Q3'21	Q1–Q3'20	YoY change		Constant currency YoY change
Reported results
Net sales	5 399	5 294	2%		2%	15 788	15 299	3%		6%
Gross margin %[1]	40.7%	37.1%	360	bps		39.9%	36.9%	300	bps
Research and development expenses[1]	(1 036)	(923)	12%			(3 096)	(2 942)	5%
Selling, general and administrative expenses[1]	(674)	(631)	7%			(2 034)	(2 121)	(4)%
Operating profit	502	350	43%			1 418	444	219%
Operating margin %	9.3%	6.6%	270	bps		9.0%	2.9%	610	bps
Profit for the period	351	197	78%			965	180	436%
EPS, diluted	0.06	0.03	100%			0.17	0.03	467%
Net cash and current financial investments	4 300	1 869	130%			4 300	1 869	130%
Comparable results
Net sales	5 399	5 294	2%		2%	15 788	15 301	3%		6%
Gross margin %	40.8%	37.4%	340	bps		40.5%	37.8%	270	bps
Research and development expenses	(1 007)	(880)	14%			(2 992)	(2 808)	7%
Selling, general and administrative expenses	(583)	(558)	4%			(1 719)	(1 820)	(6)%
Operating profit	633	486	30%			1 867	1 025	82%
Operating margin %	11.7%	9.2%	250	bps		11.8%	6.7%	510	bps
Profit for the period	463	305	52%			1 377	653	111%
EPS, diluted	0.08	0.05	60%			0.24	0.11	118%
ROIC[2]	20.2%	11.6%	855	bps

1 In Q4 2020, Nokia reclassified certain items of income and expenses from other operating income and expenses to the functions. The comparative reported results for Q3’20 and Q1–Q3'20 have been recast accordingly. Refer to Note 1, Basis of preparation, in the Financial statement information section for details.

2 Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters’ ending balances. Refer to Note 10, Performance measures, in the Financial statement information section for details.

Reconciliation of reported operating profit to comparable operating profit

EUR million	Q3'21	Q3'20	YoY change	Q1–Q3'21	Q1–Q3'20	YoY change
Reported operating profit	502	350	43%	1 418	444	219%
Amortization of acquired intangible assets	99	101		293	308
Restructuring and associated charges	34	120		211	337
Impairment of assets, net of impairment reversals	(1)	5		32	25
Settlement of legal disputes	0	0		(80)	0
Gain on defined benefit plan amendment	0	(90)		0	(90)
Other, net	(1)	0		(7)	1
Comparable operating profit	633	486	30%	1 867	1 025	82%

28 October 2021	1

Summary

We delivered another great quarter driven by our increased investments in technology leadership and strong market demand. The highlight of the quarter was the launch of our next generation FP5 IP routing silicon – delivering up to three times more capacity while reducing power consumption by up to 75% per bit compared to previous generation. This will help reduce the carbon footprint of both Nokia and our customers, while also helping customers to manage their operating expenses.

The third quarter saw us achieve 2% constant currency net sales growth despite the impact of earlier communicated headwinds in North America for Mobile Networks and global supply chain constraints. These headwinds were offset by strong growth in Network Infrastructure against a tough year-on-year comparison and by Cloud and Network Services achieving double-digit growth. Our comparable operating margin for the quarter was 11.7%, which is a further testament to the accountability and financial discipline that our new operating model is driving through the organization.

We now have over 380 private wireless customers and the business continues to grow strongly. We are further increasing our investment to ensure we maintain the lead we have built with the industry’s most complete offering.

Overall, I am pleased with our strong financial performance in 2021 so far. We continue to expect seasonality to be less pronounced this year than previously and are reiterating our full year 2021 outlook. Considering our continued strength, we now expect to be towards the upper-end of our comparable operating margin range. As we look ahead, we believe we are well positioned to capitalize on strong demand in our end markets through strengthened technology leadership and improved cost competitiveness. However, the uncertainty around the global semiconductor market limits our visibility into Q4 and 2022. We are working closely not only with our suppliers to ensure component availability but also with our customers to ensure we can meet their needs and mitigate the unprecedented component cost inflation our industry faces. Coupled with the one-offs we’ve benefited from this year, this may limit our margin expansion potential in 2022.

28 October 2021	2

 Outlook

Outlook

	Full year 2021	Full year 2023
Net sales[1]	EUR 21.7 billion to EUR 22.7 billion	Grow faster than the market
Comparable operating margin[2]	10 to 12%	10 to 13%
Free cash flow[3]	Clearly positive	Clearly positive
Comparable ROIC[2,4]	17 to 21%	15 to 20%

1 Assuming actual currency rates until Sept 2021 and end of Sept EUR/USD rate of 1.16 continues in the remainder of 2021 (adjusted from actual until June and EUR/USD rate of 1.19 in the remainder of 2021).

2 Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Refer to Note 10, Performance measures, in the Financial statement information for details.

3 Free cash flow = net cash from/(used in) operating activities - capital expenditures + proceeds from sale of property, plant and equipment and intangible assets – purchase of non-current financial investments + proceeds from sale of non-current financial investments.

4 Comparable ROIC = comparable operating profit after tax, last four quarters / invested capital, average of last five quarters’ ending balances. Refer to Note 10, Performance measures, in the Financial statement information for details.

Outlook assumptions

▪	Nokia’s outlook assumptions for the comparable operating margin of each business group in 2021 and 2023 are provided below:

	Full year 2021	Full year 2023
Mobile Networks	4 to 7%	5 to 8%
Network Infrastructure	8 to 11%	9 to 12%
Cloud and Network Services	3 to 6%	8 to 11%
Nokia Technologies	>75%	>75%

▪	We maintain our expectation for Nokia Technologies to deliver a slight improvement in comparable operating profit in full year 2021, relative to full year 2020, and stable performance over the longer-term;

▪	Group Common and Other primarily consists of support function costs. We expect the net negative impact of Group Common and Other to be between EUR 150 and 200 million in 2021 and approximately EUR 200 million over the longer-term. The update to our 2021 expectation largely reflects the year-to-date impact from Nokia’s venture fund investments (update);

▪	In full year 2021, Nokia expects the free cash flow performance of Nokia Technologies to be approximately EUR 600 million lower than its operating profit, primarily due to prepayments we received from certain licensees in previous years;

▪	Comparable financial income and expenses are expected to be an expense of approximately EUR 200 million in full year 2021 and EUR 250 million over the longer-term;

▪	Comparable income tax expenses are expected to be approximately EUR 450 million in full year 2021 and over the longer-term, subject to regional profit mix, net sales subject to withholding taxes and the timing of patent licensing cash flow. Over the longer-term, there is some uncertainty in forecasting income tax expenses, as they are also subject to changes in tax legislation, including potential tax reform in the U.S. and the OECD Pillar initiatives (update);

▪	Cash outflows related to income taxes are expected to be approximately EUR 350 million in full year 2021 and over the longer-term until our US or Finnish deferred tax assets are fully utilized, subject to regional profit mix, net sales subject to withholding taxes and the timing of patent licensing cash flow. Over the longer-term, there is some uncertainty in forecasting cash taxes, as they are also subject to changes in tax legislation, including potential tax reform in the U.S. and the OECD Pillar initiatives (update);

▪	Capital expenditures are expected to be approximately EUR 600 million over the longer-term; 2021 slightly below that level and with some variation in future years around that level (update); and

▪	Rule of thumb related to currency fluctuations: Assuming our current mix of net sales and total costs (refer to Note 1, Basis of Preparation, in the Financial statement information section for details), we expect that a 10% increase in the EUR/USD exchange rate would have an impact of approximately negative 4 to 5% on net sales and an approximately neutral impact on operating profit.

28 October 2021	3

Financial results

Financial Results

Net sales and comparable operating profit by business group

EUR million	Q3'21	Q3'20	YoY change	Constant currency YoY change	Q1–Q3'21	Q1–Q3'20	YoY change	Constant currency YoY change
Net sales	5 399	5 294	2%	2%	15 788	15 299	3%	6%
Mobile Networks	2 315	2 448	(5)%	(5)%	6 957	7 217	(4)%	0%
Network Infrastructure	1 915	1 793	7%	6%	5 420	4 756	14%	17%
Cloud and Network Services	748	663	13%	12%	2 125	2 125	0%	3%
Nokia Technologies	367	331	11%	11%	1 133	1 020	11%	12%
Group Common and Other	64	67	(4)%	(5)%	183	210	(13)%	(9)%
Items affecting comparability	0	(1)			0	(2)
Eliminations	(10)	(9)	11%		(30)	(29)	3%
Comparable operating profit/(loss)	633	486	30%		1 867	1 025	82%
Mobile Networks	169	206	(18)%		495	403	23%
Network Infrastructure	187	212	(12)%		536	247	117%
Cloud and Network Services	31	(119)			20	(164)
Nokia Technologies	285	264	8%		903	816	11%
Group Common and Other	(38)	(77)			(87)	(277)

Q3 2021 to Q3 2020 bridge for net sales and operating profit
EUR million	Q3'21	Volume, price, mix and other	Foreign exchange impact	Items affecting comparability	Q3'20
Net sales	5 399	95	9	1	5 294
Operating profit	502	141	6	5	350
Operating margin %	9.3%				6.6%

28 October 2021	4

Financial results

Net sales by region

EUR million	Q3'21	Q3'20¹	YoY change	Constant currency YoY change	Q1–Q3'21	Q1–Q3'20¹	YoY change	Constant currency YoY change
Asia Pacific	688	593	16%	18%	1 851	1 936	(4)%	(1)%
Europe	1 559	1 639	(5)%	(5)%	4 695	4 638	1%	2%
Greater China	363	380	(4)%	(8)%	1 139	1 051	8%	8%
India	251	268	(6)%	(7)%	789	659	20%	26%
Latin America	260	243	7%	7%	876	740	18%	23%
Middle East & Africa	467	503	(7)%	(8)%	1 305	1 410	(7)%	(4)%
North America	1 809	1 668	8%	9%	5 133	4 864	6%	11%
Total	5 399	5 294	2%	2%	15 788	15 299	3%	6%

1 In the first quarter of 2021, Nokia aligned how it externally reports financial information on a regional basis with its internal reporting structure. As a result, India which was earlier presented as part of Asia Pacific region is presented as a separate region. In addition, certain countries are now presented as part of a different region. The comparative net sales by region amounts for Q3'20 and Q1–Q3'20 have been recast accordingly.

Net sales by customer type

EUR million	Q3'21	Q3'20	YoY change	Constant currency YoY change	Q1–Q3'21	Q1–Q3'20	YoY change	Constant currency YoY change
Communication service providers	4 364	4 316	1%	1%	12 739	12 561	1%	5%
Enterprise	368	383	(4)%	(4)%	1 079	1 070	1%	3%
Licensees	367	331	11%	11%	1 133	1 020	11%	12%
Other[1]	300	264	14%	14%	836	648	29%	30%
Total	5 399	5 294	2%	2%	15 788	15 299	3%	6%

[1] Includes net sales of Submarine Networks which operates in a different market, and Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues and certain items related to purchase price allocation. Submarine Networks and RFS net sales include also revenue from communication service providers and enterprise customers.

28 October 2021	5

Financial results

Net sales

In Q3 2021, net sales increased 2% on both a reported and constant currency basis.

Net sales growth was driven by continued strength in Network Infrastructure, and double-digit growth in both Cloud and Network Services and Nokia Technologies, balanced by a decline in Mobile Networks.

From a regional perspective, North America, Asia Pacific and Latin America witnessed strong growth, which was partly offset by declines in Europe, Middle East and Africa, Greater China and India. Notably, net sales in North America increased 9% on a constant currency basis, primarily due to Network Infrastructure and Cloud and Network Services, partially offset by declines in Mobile Networks. The growth in Asia Pacific was primarily driven by strong 5G investments in Japan.

From a customer perspective, net sales to Enterprise customers decreased 4% on both a reported basis and constant currency basis. In the quarter, we faced headwinds related to Network Infrastructure Enterprise products, but we continued to see strong momentum in private wireless, with strong growth in our Mobile Networks Enterprise products. We now have more than 380 customers for our private wireless solutions. In Q3 2021, we added 101 new Enterprise customers and our pipeline remains strong.

Gross margin

Reported gross margin in Q3 2021 was 40.7%, compared to 37.1% in Q3 2020. Comparable gross margin was 40.8%, compared to 37.4% in Q3 2020. The improvement in comparable gross margin was primarily driven by Mobile Networks and Cloud and Network Services. The increase in Mobile Networks stems mainly from progress in our cost competitiveness, improvements in indirect cost of sales and favorable customer mix. This was partially offset by the earlier communicated impact from market share loss and price erosion in North America. The increase in Cloud and Network Services was primarily driven by the absence of a project-related loss provision that negatively impacted Q3 2020, as well as higher net sales and overall operational improvements.

Operating profit and margin

Reported operating profit was EUR 502 million, or 9.3% of net sales, compared to EUR 350 million, or 6.6% of net sales in Q3 2020. Comparable operating profit was EUR 633 million, or 11.7% of net sales, compared to EUR 486 million, or 9.2% of net sales in Q3 2020. The improvement in comparable operating profit and operating margin was primarily driven by higher gross profit and a net positive fluctuation in other income and expenses, related to Nokia’s venture fund investments and the absence of loss allowances on certain trade receivables, which negatively impacted Q3 2020. This was partially offset by higher R&D expenses, in both Mobile Networks and Network Infrastructure, and to a lesser extent, higher SG&A expenses. In Q3 2021, operating profit was negatively impacted by higher incentive accruals, compared to Q3 2020.

In Q3 2021, the net benefit related to Nokia’s venture fund investments, which is recorded in Group Common and Other results, was approximately EUR 40 million, compared to a net loss of approximately EUR 20 million in Q3 2020.

In Q3 2021 and Q3 2020, the difference between reported and comparable operating profit was primarily related to restructuring and associated charges and the amortization of acquired intangible assets. In Q3 2020, reported operating profit also included a gain on defined benefit plan amendment, which was not included in comparable results.

Profit/loss for the period

Reported net profit was EUR 351 million, compared to a net profit of EUR 197 million in Q3 2020. Comparable net profit was EUR 463 million, compared to EUR 305 million in Q3 2020. The improvement in comparable net profit was primarily driven by the increase in comparable operating profit and a net positive fluctuation in financial income and expenses, partially offset by an increase in income tax expenses, reflecting higher profit before tax.

In Q3 2021 and Q3 2020, in addition to the items impacting comparability included in operating profit (and their associated tax effects), the difference between reported and comparable net profit was primarily related to the change in financial liability to acquire Nokia Shanghai-Bell non-controlling interest.

Earnings per share

Reported diluted EPS was EUR 0.06, compared to EUR 0.03 in Q3 2020. Comparable diluted EPS was EUR 0.08, compared to EUR 0.05 in Q3 2020.

Comparable return on Invested Capital (“ROIC”)

Q3 2021 comparable ROIC was 20.2%, compared to 11.6% in Q3 2020. The increase was primarily driven by growth in operating profit and lower invested capital, reflecting growth in average total cash and current financial investments and a decrease in average total equity, partially offset by an increase in average total interest-bearing liabilities. The decrease in average total equity is primarily attributable to the derecognition of Finnish deferred tax assets in Q4 2020.

Cash performance

During Q3 2021, net cash increased approximately EUR 610 million, resulting in an end-of-quarter net cash balance of approximately EUR 4.3 billion. During Q3 2021, total cash increased by approximately EUR 630 million, resulting in an end-of-quarter total cash balance of approximately EUR 9.4 billion. The cash performance in Q3 2021 reflected strong operating profit and a minimal decrease in cash related to net working capital, driven by restructuring as well as supply chain challenges, which limited our ability to build inventory. Q3 2021 was the sixth quarter in a row of positive free cash flow.

Pension Update

In Q3 2021, Nokia modified the terms of its US defined benefit pension plans. As a result of the modification, Nokia recognized a reduction in the effect of the asset ceiling of approximately EUR 1.4 billion, increasing the defined benefit pension assets by the same amount. Consequently, the impact of the modification on other comprehensive income and fair value and other reserves was approximately EUR 1.1 billion positive net of tax.

More information on the funded status of Nokia’s defined benefit plans can be found in Note 4, Pensions and Other Post-Employment Benefits, in the Financial statement information section.

28 October 2021	6

Financial results

January-September 2021 compared to January-September 2020

Net sales

In the first nine months of 2021, reported net sales increased 3%, primarily driven by Network Infrastructure and Nokia Technologies, partially offset by Mobile Networks and Cloud and Network Services, which were negatively impacted primarily by foreign exchange rate fluctuations.

On a constant currency basis, Nokia net sales increased 6% in the first nine months of 2021. Network Infrastructure saw growth across all four of its businesses. Nokia Technologies net sales grew, driven by higher patent licensing net sales related to both new and renewed patent license agreements signed this year and in Q4 2020 and catch-up net sales related to new patent license agreements, partially offset by lower brand licensing net sales. The increase in Cloud and Network Services was primarily driven by Core Networks and Enterprise Solutions, partially offset by Cloud and Cognitive Services and Business Applications. Mobile Networks net sales were flat, primarily driven by strong growth in 5G, partially offset by legacy radio access products, as well as services.

From a regional perspective, the increase in constant currency net sales was driven by broad-based growth across most regions, with the exception of Middle East and Africa and Asia Pacific. Notably, net sales in North America increased 6% on a reported basis and 11% on a constant currency basis, primarily due to Network Infrastructure and Cloud and Network Services, partially offset by Mobile Networks.

From a customer perspective, net sales to Enterprise customers increased 1% on a reported basis and 3% on a constant currency basis. Year-to-date, we have added 227 new Enterprise customers, and our pipeline remains strong. We also continued to have strong momentum in private wireless, now with more than 380 customers.

Gross margin

Reported gross margin in the first nine months of 2021 was 39.9%, compared to 36.9% in the first nine months of 2020. Comparable gross margin was 40.5%, compared to 37.8% in the year-ago period. The improvement in comparable gross margin was primarily driven by Mobile Networks, Cloud and Network Services and, to a lesser extent, Nokia Technologies. The increase in Mobile Networks stems mainly from 5G growth, favorable regional mix and the impact of a one-time software deal that was completed in Q2 2021. The increase in Cloud and Network Services was primarily driven by the absence of a project-related loss provision that negatively impacted the year-ago period, as well as higher net sales. The increase in Nokia Technologies reflected higher net sales.

Operating profit and margin

Reported operating profit in the first nine months of 2021 was EUR 1 418 million, or 9.0% of net sales, compared to EUR 444 million, or 2.9% of net sales, in the first nine months of 2020. Comparable operating profit was EUR 1 867 million, or 11.8% of net sales, compared to EUR 1 025 million, or 6.7% of net sales in the year-ago period. The improvement in comparable operating profit and operating margin was primarily driven by higher gross profit, a net positive fluctuation in other income and expenses, primarily related to Nokia’s venture fund investments, foreign exchange hedging and the reversal of loss allowances on certain trade receivables, as well as lower SG&A expenses. This was partially offset by higher R&D expenses in Mobile Networks and, to a lesser extent, Network Infrastructure. In the first nine months of 2021, operating profit was negatively impacted by higher incentive accruals, compared to the first nine months of 2020.

In the first nine months of 2021, the net benefit related to Nokia’s venture fund investments, which is recorded in Group Common and Other results, was approximately EUR 140 million, compared to a net loss of approximately EUR 60 million in the year-ago period.

In the first nine months of 2021 and the first nine months of 2020, the difference between reported and comparable operating profit was primarily related to restructuring and associated charges, the amortization of acquired intangible assets and the impairment of assets. In the first nine months of 2021, reported operating profit also included a gain related to the settlement of legal disputes, which was not included in comparable results. In the first nine months of 2020, reported operating profit also included a gain on defined benefit plan amendment.

Profit/loss for the period

Reported net profit was EUR 965 million, compared to EUR 180 million in the first nine months of 2020. Comparable net profit was EUR 1 377 million, compared to EUR 653 million in the year-ago period. The improvement in comparable net profit was primarily driven by the increase in comparable operating profit and a net positive fluctuation in financial income and expenses, partially offset by an increase in income tax expenses, reflecting higher profit before tax.

In the first nine months of 2021 and the first nine months of 2020, in addition to the items impacting comparability included in operating profit (and their associated tax effects), the difference between reported and comparable net profit/loss was primarily related to the change in financial liability to acquire Nokia Shanghai-Bell non-controlling interest and change in the income tax expense driven by the one-off deferred tax expense related to legal entity restructuring in the first nine months of 2020 and a deferred tax benefit due to tax rate changes in the first nine months of 2021.

Earnings per share

Reported diluted EPS in the first nine months of 2021 was EUR 0.17, compared to EUR 0.03 in the first nine months of 2020. Comparable diluted EPS was EUR 0.24, compared to EUR 0.11 in the year-ago period.

Cash performance

The strong cash performance in the first nine months of 2021 was primarily driven by our strong operating profit, lower levels of inventory due to supply chain challenges, as well as good collection of receivables in Q1 2021. At the end of Q3 2021, we had a net cash balance of approximately EUR 4.3 billion and a total cash balance of approximately EUR 9.4 billion.

28 October 2021	7

Financial results

Cash and cash flow in Q3 2021

EUR million, at end of period	Q3'21	Q2'21	QoQ change	Q4'20	YTD change
Total cash and current financial investments	9 381	8 751	7%	8 061	16%
Net cash and current financial investments[1]	4 300	3 688	17%	2 485	73%

1 Net cash and current financial investments does not include lease liabilities. For details, please refer to Note 10, Performance measures, in the Financial statement information.

EUR billion

Free cash flow

During Q3 2021, Nokia’s free cash flow was EUR 706 million, reflecting strong operating profit and a minimal decrease in cash related to net working capital.

Net cash from operating activities

Net cash from operating activities was driven by:

▪	Nokia’s adjusted profit of EUR 815 million.
▪	Approximately EUR 110 million of restructuring and associated cash outflows, related to our current and previous cost savings programs.
▪	Excluding the restructuring and associated cash outflows, the increase in net cash related to net working capital was approximately EUR 80 million, as follows:
o	The increase in receivables was approximately EUR 60 million.
o	The increase in inventories was approximately EUR 70 million, as our ability to increase inventories was limited by supply chain challenges.
o	The increase in liabilities was approximately EUR 200 million, primarily due to an increase in liabilities related to employee incentives and an increase in accounts payable, partially offset by a decrease in contract liabilities and deferred revenue.
▪	An outflow related to cash taxes of approximately EUR 40 million.
▪	An outflow related to net interest of approximately EUR 20 million.

Net cash used in investing activities

▪	Net cash used in investing activities was related primarily to capital expenditures of approximately EUR 130 million, which was mostly offset by a net cash inflow from non-current financial investments of approximately EUR 100 million, primarily related to venture fund distributions, and the sale of fixed assets of approximately EUR 10 million.

Net cash used in financing activities

▪	Net cash used in financing activities was related primarily to lease payments of approximately EUR 70 million.

Change in total cash and net cash

In Q3 2021, the approximately EUR 20 million difference between the change in total cash and net cash was primarily due to changes in the carrying amounts of certain issued bonds, as a result of foreign exchange fluctuations.

Foreign exchange rates had an approximately EUR 20 million negative impact on net cash.

28 October 2021	8

Financial results

Comparable return on invested capital

Rolling four quarters
EUR million	Q3'21	Q2'21	Q3'20
Comparable operating profit	2 923	2 776	2 159
Comparable profit before tax	2 781	2 608	1 963
Comparable income tax expense	(620)	(606)	(490)
Comparable operating profit after tax	2 271	2 131	1 620

Average
EUR million	30 September 2021	30 June 2021	30 September 2020
Total equity	14 453	14 238	15 274
Total interest-bearing liabilities	5 327	5 498	5 090
Total cash and current financial investments	(8 533)	(8 155)	(6 453)
Invested capital	11 247	11 581	13 911
Comparable ROIC[1]	20.2%	18.4%	11.6%

1 Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters’ ending balances. Refer to Note 10, Performance measures, in the Financial statement information for details.

28 October 2021	9

Sustainability

Sustainability

Our strategy and focus areas

We create technology that helps the world act together. We strongly believe that connectivity and technology will play a key role in helping to solve many future challenges. Our sustainability strategy is focused on the areas we believe will have the greatest impact on sustainable development and our profitability: climate, integrity and culture.

Climate

The importance of combatting climate change through connectivity solutions will only increase and we recognize our responsibility in the fight against climate change. We have committed to cut our greenhouse gas emissions by 50 percent between 2019 and 2030 as part of our updated Science Based Targets (SBTs), in line with a 1.5°C warming scenario. This target covers emissions across our own operations and close to 100% of our current product portfolio, as well as logistics and final assembly factories within our supply chain.

We continue to invest in innovation to drive down emissions and energy consumption of our products. In September we launched FP5, our fifth generation of high-performance IP routing silicon. The FP5 network processors drive down power consumption per bit by 75% in comparison with previous generation.

Learning, capacity building and collaboration with our suppliers is a key part of our efforts in working towards reaching our emissions targets. In our annual supplier Diamond Awards held in Q3, the Sustainability award was given to WUS Printed Circuit for their significant achievements in reducing the emissions of PWB (printed wiring board) manufacturing by half over the past five years, helping Nokia to address one of the most energy intense parts in our supply chain and cut our supplier-born Scope 3 emissions.

Integrity

Integrity is embedded in everything we do. In Q3, we launched our 2021 Ethical Business Training course – a course that is mandatory for every Nokia employee each year. This course centers on our Code of Conduct and includes our annual Code acknowledgement and conflict of interest disclosure process. Training and communications are critical pillars of our compliance program to raise awareness about compliance risks and the many resources we provide to help support and guide our employees.

In Q3, we also celebrated our annual Integrity Day, with events such as a senior leader panel discussion, a gamified compliance learning module, and recognition of 25 ethical role models by our CEO and Chief Legal Officer, along with local events organized by teams around the globe. While it is important to practice high ethical standards every day, this annual event is an opportunity to reflect on the importance of integrity and to have engaging discussions with leaders and employees about the practical aspects of business ethics.

Culture

We believe our people are our greatest asset and we aim to enable a culture that drives business value based on three essentials that were launched this year as part of our new Nokia Platform: open, fearless and empowered. The essentials play a key role in our new Mode of Operation and so we hosted online sessions where we, as a company, came together to reflect on how we are learning and progressing in bringing our essentials to life in our everyday actions.

In support of an open and fearless culture we launched the mandatory Inclusion and Diversity training and our inclusion survey, through which we measure the improvement of internal inclusion. We revised our recruitment practices to be able to source and attract more women for Nokia’s open positions and trained our talent attraction teams and hiring managers on inclusive, unbiased hiring practices. During Q3, we finalized the delivery of online workshops to our suppliers on Nokia’s labor practices with a deep-dive into inclusion and diversity and a special focus on ethnic, religious, sexual and gender minorities. We have now carried out 24 country specific sessions and a global session addressed to all other country locations.

Also in Q3, we launched a scholarship program with Udacity and Blacks in Technology Foundation aimed at improving representation in the technology industry. The program offers over 300 scholarships to members of the underrepresented community in areas such as data science, AI and programming. With this program we reached our goal of directing 30% of our corporate social responsibility (CSR) spend toward programs focused on empowering diversity.

Other topics

We continue to do our part in driving digitalization and connecting the unconnected in rural, as well as disadvantaged urban areas. In Q3, we announced that in Kenya our work with UNICEF moved from a corporate social responsibility pilot program into a commercial rollout as we have now connected 90 primary schools around the country in close collaboration with multiple stakeholders including Safaricom, UNICEF Kenya and the Kenyan Ministries of Education and ICT.

In Q3, we also signed a Memorandum of Understanding (MoU) with the African Telecommunications Union (ATU) to drive digital transformation and the knowledge economy for socio-economic development across the continent. This will focus on areas such as connecting the unconnected with broadband, inclusion and diversity, and the development of emerging talent for digital innovation.

28 October 2021	10

Segment details

Segment details

Mobile Networks, Q3 2021 compared to Q3 2020

EUR million	Q3'21	Q3'20	YoY change		Constant currency YoY change	Q1–Q3'21	Q1–Q3'20	YoY change		Constant currency YoY change
Reported results
Net sales	2 315	2 448	(5)%		(5)%	6 957	7 217	(4)%		0%
Gross margin %	37.7%	35.9%	180	bps		36.8%	33.7%	310	bps
Operating profit/(loss)	137	182	(25)%			399	242	65%
Operating margin %	5.9%	7.4%	(150	)bps		5.7%	3.4%	230	bps
Comparable results
Gross margin %	37.8%	35.6%	220	bps		37.4%	34.3%	310	bps
Operating profit/(loss)	169	206	(18)%			495	403	23%
Operating margin %	7.3%	8.4%	(110	)bps		7.1%	5.6%	150	bps

Addressable market development

As of the end of Q3 2021, the forecasted Mobile Networks addressable market, excluding China, for 2021 was EUR 46 billion, calculated assuming actual currency rates for the first nine months of 2021 and that the end of September EUR/USD rate of 1.16 continues for the remainder of 2021.

On a constant currency basis, we estimate that the addressable market, excluding China, will grow by approximately 5% (compared to our 6% forecast in Q2 2021). The change was primarily driven by reduced expectations for the CSP 4G and 5G radio access market in Asia Pacific, India and Middle East and Africa.

Net sales

Mobile Networks net sales decreased 5% on both a reported and constant currency basis.

Within Mobile Networks, strong 5G product demand was more than offset by continued declines in legacy radio access products, as well as services.

From a regional perspective, the decrease was primarily driven by North America, reflecting earlier communicated market share loss and price erosion. This was offset by strong performance in Asia Pacific, where strong growth in Japan was partially offset by declines in South Korea.

Gross margin

Reported gross margin was 37.7%, compared to 35.9% in Q3 2020. Comparable gross margin was 37.8%, compared to 35.6% in Q3 2020. The improvement in comparable gross margin stems mainly from progress in our cost competitiveness, improvements in indirect cost of sales and favorable customer mix. This was partially offset by the earlier communicated impact from market share loss and price erosion in North America.

Operating profit/(loss) and margin

Reported operating profit was EUR 137 million, or 5.9% of net sales, compared to EUR 182 million, or 7.4% of net sales, in Q3 2020. Comparable operating profit was EUR 169 million, or 7.3% of net sales, compared to EUR 206 million, or 8.4% of net sales, in Q3 2020. The decrease in comparable operating profit and operating margin was primarily driven by an increase in R&D expenses to accelerate our product roadmaps and cost competitiveness. This was partially offset by a net positive fluctuation in other operating income and expenses, related to the absence of loss allowances on certain trade receivables, which negatively impacted Q3 2020. In Q3 2021, operating profit was negatively impacted by higher incentive accruals, compared to Q3 2020.

In Q3 2021 and Q3 2020, the difference between reported and comparable operating profit was primarily related to restructuring and associated charges and the amortization of acquired intangible assets. In Q3 2020, reported operating profit also included a gain on defined benefit plan amendment, which was not included in comparable results.

Operational Key Performance Indicators

Proportion of our 5G shipments that are “5G Powered by ReefShark”

This KPI tracks shipments of our System-on-Chip (“SoC”) based 5G Powered by ReefShark (“5G PBR”) product portfolio. Increased 5G PBR shipments are expected to help reduce our product cost and improve the power efficiency of our products.

In Q3 2021, 5G PBR accounted for 53% of shipments. The slight sequential decline reflects delivery mix in the quarter. Our product development roadmaps remain on track for 5G PBR to account for ~70% of product shipments by the end of 2021, and ~100% of product shipments by the end of 2022, and we are reconfirming these previously stated targets. The new AirScale radio and baseband products launched in Q2 2021 are also important final steps towards our full SoC portfolio evolution.

Our weighted 5G conversion rate and market share

This KPI measures how we are doing in converting our end of 2018 4G footprint into 5G footprint. It factors in customer size, as well as new 5G footprint where we did not previously have a 4G installed base (meaning it can be over 100%).

At the end of Q3 2021, our 5G conversion rate remains approximately 90%, excluding China. Including China, our 5G conversion rate improved to the low 80% range, reflecting footprint gains in China. Since the end of 2018, our 4G to 5G conversion rate has been impacted by not converting all of our 4G footprint into 5G footprint in North America and China. We believe this has now stabilized and we see opportunities through which it could start to improve, but the timing of deals remains uncertain.

We are targeting 4G + 5G market share, excluding China, to be approximately 25% to 27% in full year 2021, although there are some uncertainties related to supply chain challenges.

28 October 2021	11

Segment details

Network Infrastructure, Q3 2021 compared to Q3 2020

EUR million	Q3'21	Q3'20	YoY change		Constant currency YoY change	Q1–Q3'21	Q1–Q3'20	YoY change		Constant currency YoY change
Reported results
Net sales	1 915	1 793	7%		6%	5 420	4 756	14%		17%
IP Networks	668	670	0%		(1)%	1 923	1 824	5%		9%
Optical Networks	412	463	(11)%		(12)%	1 203	1 221	(1)%		2%
Fixed Networks	588	453	30%		29%	1 611	1 242	30%		34%
Submarine Networks	247	206	20%		20%	683	469	46%		45%
Gross margin %	35.7%	35.4%	30	bps		35.1%	33.8%	130	bps
Operating profit/(loss)	100	118	(15)%			270	(56)
Operating margin %	5.2%	6.6%	(140	)bps		5.0%	(1.2)%	620	bps
Comparable results
Gross margin %	35.9%	36.1%	(20	)bps		35.4%	34.6%	80	bps
Operating profit/(loss)	187	212	(12)%			536	247	117%
Operating margin %	9.8%	11.8%	(200	)bps		9.9%	5.2%	470	bps

Addressable market development

As of the end of Q3 2021, the forecasted Network Infrastructure addressable market, excluding Submarine Networks, for 2021 was EUR 43 billion, calculated assuming actual currency rates for the first nine months of 2021 and that the end of September EUR/USD rate of 1.16 continues for the remainder of 2021.

On a constant currency basis, we estimate that the addressable market, excluding Submarine Networks, will grow by approximately 5% (compared to our 4% forecast in Q2 2021). The change was primarily driven by increased expectations for the CSP Fixed Networks and CSP IP Networks markets.

Net sales

Network Infrastructure net sales increased 7%. On a constant currency basis, Network Infrastructure net sales increased 6%.

The net sales increase in Network Infrastructure reflects strong growth in both Fixed Networks and Submarine Networks, flat performance in IP Networks and a decline in Optical Networks.

The flat performance in IP Networks was a result of strong growth in North America and Asia Pacific, offset by declines in Europe, Middle East and Africa, as well as Greater China.

Optical Networks faced a difficult year-on-year comparison, as Q3 2020 benefitted from pent-up demand. From a regional perspective, growth in North America and Latin America was offset by declines in Asia Pacific, where we faced a tough year-on-year comparison, as well as Middle East and Africa.

Strong growth continued in Fixed Networks, driven by Fixed Wireless Access and fiber technologies, as CSPs continue to invest in broadband connectivity, particularly in North America.

Submarine Networks continued to benefit from large sub-sea telecommunications projects.

Gross margin

Reported gross margin was 35.7%, compared to 35.4% in Q3 2020. Comparable gross margin was 35.9%, compared to 36.1% in Q3 2020. Gross margin performance was strong across all our businesses, except for Submarine Networks, which resulted in a slight decrease in comparable gross margin.

Operating profit/(loss) and margin

Reported operating profit was EUR 100 million, or 5.2% of net sales, compared to EUR 118 million, or 6.6% of net sales, in Q3 2020. Comparable operating profit was EUR 187 million, or 9.8% of net sales, compared to EUR 212 million, or 11.8% of net sales, in Q3 2020. The decline in comparable operating profit and operating margin was primarily driven by higher R&D expenses, partially offset by higher gross profit. We expect the increase in R&D expenses to persist for the remainder of 2021, as we continue to invest in customer-focused technology leadership. In Q3 2021, operating profit was negatively impacted by higher incentive accruals, compared to Q3 2020.

In Q3 2021 and Q3 2020, the difference between reported and comparable operating profit was primarily related to the amortization of acquired intangible assets and restructuring and associated charges.

28 October 2021	12

Segment details

Cloud and Network Services, Q3 2021 compared to Q3 2020

EUR million	Q3'21	Q3'20	YoY change		Constant currency YoY change	Q1–Q3'21	Q1–Q3'20	YoY change		Constant currency YoY change
Reported results
Net sales	748	663	13%		12%	2 125	2 125	0%		3%
Gross margin %	37.2%	17.6%	1 960	bps		33.9%	27.6%	630	bps
Operating profit/(loss)	23	(148)				(56)	(271)
Operating margin %	3.1%	(22.3)%	2 540	bps		(2.6)%	(12.8)%	1 020	bps
Comparable results
Gross margin %	37.6%	19.6%	1 800	bps		35.6%	30.2%	540	bps
Operating profit/(loss)	31	(119)				20	(164)
Operating margin %	4.1%	(17.9)%	2 200	bps		0.9%	(7.7)%	860	bps

Addressable market development

As of the end of Q3 2021, the forecasted Cloud and Network Services addressable market for 2021 was EUR 26 billion, calculated assuming actual currency rates for the first nine months of 2021 and that the end of September EUR/USD rate of 1.16 continues for the remainder of 2021.

On a constant currency basis, we estimate that the addressable market will grow by approximately 4% (unchanged from previous estimate).

Net sales

Cloud and Network Services net sales increased 13%. On a constant currency basis, Cloud and Network Services net sales increased 12%.

The net sales increase reflected strong double-digit growth in both Core Networks, which continued to benefit from 5G core deployments, as well as in Enterprise Solutions. This was partially offset by Cloud and Cognitive Services, reflecting work to address poorly performing projects.

Gross margin

Reported gross margin was 37.2%, compared to 17.6% in Q3 2020. Comparable gross margin was 37.6%, compared to 19.6% in Q3 2020. The strong expansion in gross profit and margin was driven by the absence of a project-related loss provision that negatively impacted Q3 2020, as well as higher net sales and overall operational improvements.

Operating profit/(loss) and margin

Reported operating profit was EUR 23 million, or 3.1% of net sales, compared to an operating loss of EUR 148 million, or negative 22.3% of net sales, in Q3 2020. Comparable operating profit was EUR 31 million, or 4.1% of net sales, compared to an operating loss of EUR 119 million, or negative 17.9% of net sales, in Q3 2020. The improvement was primarily driven by higher gross profit. In Q3 2021, operating profit was negatively impacted by higher incentive accruals, compared to Q3 2020.

In Q3 2021 and Q3 2020, the difference between reported and comparable operating result was primarily related to restructuring and associated charges and the amortization of acquired intangible assets.

28 October 2021	13

Segment details

Nokia Technologies, Q3 2021 compared to Q3 2020

EUR million	Q3'21	Q3'20	YoY change		Constant currency YoY change	Q1–Q3'21	Q1–Q3'20	YoY change		Constant currency YoY change
Reported results
Net sales	367	331	11%		11%	1 133	1 020	11%		12%
Gross margin %	99.7%	98.8%	90	bps		99.6%	99.2%	40	bps
Operating profit/(loss)	285	263	8%			902	814	11%
Operating margin %	77.7%	79.5%	(180	)bps		79.6%	79.8%	(20	)bps
Comparable results
Gross margin %	99.7%	99.1%	60	bps		99.6%	99.2%	40	bps
Operating profit/(loss)	285	264	8%			903	816	11%
Operating margin %	77.7%	79.8%	(210	)bps		79.7%	80.0%	(30	)bps

Net sales

Nokia Technologies net sales increased 11% on both a reported and constant currency basis.

The increase in Nokia Technologies net sales was primarily due to higher patent licensing net sales related to new and renewed patent license agreements signed this year and in Q4 2020, as well as a positive impact from a one-time transaction. This was partially offset by lower net sales from one licensee, following the expiration of a patent licensing agreement, which is now in litigation.

Nokia Technologies annualized net sales run rate was in the range of approximately EUR 1.4 to 1.5 billion in Q3 2021.

Gross margin

Reported gross margin was 99.7%, compared to 98.8% in Q3 2020. Comparable gross margin was 99.7%, compared to 99.1% in Q3 2020. The slight improvement in comparable gross margin reflects higher net sales.

Operating profit/(loss) and margin

Reported operating profit was EUR 285 million, or 77.7% of net sales, compared to EUR 263 million, or 79.5% of net sales, in Q3 2020. Comparable operating profit was EUR 285 million, or 77.7% of net sales, compared to EUR 264 million, or 79.8% of net sales, in Q3 2020. The improvement in comparable operating profit was primarily driven by higher net sales, partially offset by a settlement charge related to the one-time transaction, recorded in Q3 2021, within other operating income and expenses. In Q3 2021, operating profit was negatively impacted by higher incentive accruals, compared to Q3 2020.

28 October 2021	14

Segment details

Group Common and Other, Q3 2021 compared to Q3 2020

EUR million	Q3'21	Q3'20	YoY change		Constant currency YoY change	Q1–Q3'21	Q1–Q3'20	YoY change		Constant currency YoY change
Reported results
Net sales	64	67	(4)%		(5)%	183	210	(13)%		(9)%
Gross margin %	(9.4)%	7.5%	(1 690	)bps		(6.0)%	1.9%	(790	)bps
Operating profit/(loss)	(43)	(65)				(98)	(286)
Operating margin %	(67.2)%	(97.0)%	2 980	bps		(53.6)%	(136.2)%	8 260	bps
Comparable results
Gross margin %	(7.8)%	7.5%	(1 530	)bps		(5.5)%	4.3%	(980	)bps
Operating profit/(loss)	(38)	(77)				(87)	(277)
Operating margin %	(59.4)%	(114.9)%	5 550	bps		(47.5)%	(131.9)%	8 440	bps

Net sales

Group Common and Other net sales decreased 4%. On a constant currency basis, Group Common and Other net sales decreased 5%.

The decrease in Group Common and Other net sales was driven by Radio Frequency Systems.

Gross margin

Reported gross margin was negative 9.4%, compared to 7.5% in Q3 2020. Comparable gross margin was negative 7.8%, compared to 7.5% in Q3 2020. The decrease was driven by Radio Frequency Systems.

Operating profit/(loss) and margin

Reported operating loss was EUR 43 million, or negative 67.2% of net sales, compared to an operating loss of EUR 65 million, or negative 97.0% of net sales, in Q3 2020. Comparable operating loss was EUR 38 million, or negative 59.4% of net sales, compared to an operating loss of EUR 77 million, or negative 114.9% of net sales, in Q3 2020. The improvement in comparable operating result and operating margin was primarily driven by a net positive fluctuation in other operating income and expense, primarily related to Nokia’s venture fund investments. This was partially offset by lower net sales and gross profit. In Q3 2021, the operating result was negatively impacted by higher incentive accruals, compared to Q3 2020.

In Q3 2021, the net benefit related to Nokia’s venture fund investments was approximately EUR 40 million, compared to a net loss of approximately EUR 20 million in Q3 2020.

In Q3 2021 and Q3 2020, the difference between reported and comparable operating result was primarily related to restructuring and associated charges.

28 October 2021	15

Additional information

Additional information

Dividend policy

Target recurring, stable and over time growing ordinary dividend payments, taking into account the previous year’s earnings as well as the company’s financial position and business outlook.

Cost savings program

In Q1 2021, we announced plans to reset our cost base, targeting a reduction of approximately EUR 600 million by the end of 2023.

Given the strength in our end markets thus far in 2021, the pace of restructuring in 2021 has been slower than we initially planned. The overall size of the plan however remains unchanged, and continues to depend on the evolution of our end markets – consistent with our commentary when we announced the plan.

We expect these cost savings to result in approximately EUR 600-700 million of restructuring and associated charges by 2023.

We continue to expect approximately EUR 500 million of cash outflows related to our previous restructuring program, of which EUR 250 million are expected to be recorded in 2021 and EUR 250 million beyond 2021.

	Expected amounts for
In EUR million, rounded to the nearest EUR 50 million	2021	2022	2023	Beyond 2023	Total amount[1]
Recurring gross cost savings	150	300	100	50	600
- cost of sales	50	100	50		200
- operating expenses	100	200	50	50	400
Restructuring and associated charges related to our most recent cost savings program	~250	~150	~250		600–700
Restructuring and associated cash outflows[2]	~400	~300	~250	~150	1 100–1 200

[1]	Savings expected by end of 2023.
[2]	Includes cash outflows related to the most recent cost savings program, as well as the remaining cash outflows related to our previous programs.

Restructuring and associated charges by Business Group
In EUR million, rounded to the nearest EUR 50 million
Mobile Networks	300–350
Network Infrastructure	~100
Cloud and Network Services	200–250
Total restructuring and associated charges	600–700

28 October 2021	16

Additional information

Significant events

January – September 2021

On 16 March 2021, Nokia announced plans to reset its cost base to invest in future capabilities. On a group level, this is expected to lower the company’s cost base by approximately EUR 600 million by the end of 2023. These savings are intended to offset increased investments in R&D, future capabilities and costs related to salary inflation. Nokia expects approximately EUR 600-700 million of restructuring and associated charges by 2023. Planned restructuring is expected to result in an 80 000-85 000 employee organization, over an 18-24-month period, instead of the approximately 90 000 employees Nokia had at the time of the announcement. The exact number will depend on market developments over the next two years from the announcement.

On 17 March 2021, Nokia announced it had appointed Melissa Schoeb as Chief Corporate Affairs Officer and member of the Group Leadership team effective from 12 April 2021. Nokia’s Chief Corporate Affairs Officer oversees Communications, Government Relations, Brand and Sustainability. Schoeb joins Nokia from Occidental, one of the world’s largest independent oil and gas companies, where she was Vice President, Corporate Affairs.

On 18 March 2021, Nokia held its Capital Markets Day and provided an overview of long-term market trends, how it is setting itself up for value creation, detailed plans for each of its business segments, its financial outlook and its updated dividend policy. For more details, refer to the stock exchange release by Nokia on 18 March 2021, and Nokia’s investor relations website at www.nokia.com/investors.

On 8 April 2021, Nokia held its Annual General Meeting (AGM) at its headquarters in Espoo under special arrangements due to the COVID-19 pandemic. Approximately 66 300 shareholders representing approximately 2 470 million shares and votes were represented at the meeting. The following resolutions were made:

▪	No dividend is paid for the financial year 2020.

▪	Sari Baldauf, Bruce Brown, Thomas Dannenfeldt, Jeanette Horan, Edward Kozel, Søren Skou, Carla Smits-Nusteling and Kari Stadigh were re-elected as members of the Board of Directors for a term ending at the close of the next AGM. In an assembly meeting that took place after the AGM, the Board re-elected Sari Baldauf as Chair of the Board, and Kari Stadigh as Vice Chair of the Board.

▪	Remuneration Report of the Company’s governing bodies was supported.

▪	Deloitte Oy was re-elected as the auditor for Nokia for the financial year 2022.

▪	Board was authorized to resolve to repurchase a maximum of 550 million Nokia shares and to issue a maximum of 550 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorizations are effective until 7 October 2022 and they terminated the corresponding authorizations granted by the Annual General Meeting on 27 May 2020.

28 October 2021	17

Additional information

Shares

The total number of Nokia shares on 30 September 2021, equaled 5 675 461 159. On 30 September 2021 Nokia and its subsidiary companies owned 40 906 775 Nokia shares, representing approximately 0.7% of the total number of Nokia shares and voting rights.

Risk Factors

Nokia and its business are exposed to a number of risks and uncertainties which include but are not limited to:

▪	Competitive intensity, which is particularly impacting Mobile Networks and is expected to continue at a high level in full year 2021, as some competitors seek to take share in the early stages of 5G;

▪	Our ability to accelerate our product roadmaps and cost competitiveness through additional 5G investments in full year 2021, thereby enabling us to drive product cost reductions and maintain the necessary scale to be competitive;

▪	Some customers are reassessing their vendors in light of security concerns, creating near-term pressure to invest in order to secure long-term benefits;

▪	Developments in North America following the conclusion of the C-band auction, including the potential for temporary capital expenditure constraints or the acceleration of 5G deployments;

▪	The scope and duration of the COVID-19 impact, particularly in certain countries, including India, where the pandemic has worsened, and the pace and shape of the economic recovery following the pandemic;

▪	The disturbance in the global supply chain;

▪	Accelerating inflation;

▪	Other macroeconomic, industry and competitive dynamics;

▪	Our ability to procure certain standard components and the costs thereof, such as semiconductors;

▪	The timing of completions and acceptances of certain projects;

▪	Our product and regional mix;

▪	The timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies, consumer electronics companies and other licensees;

▪	Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; and the regulatory landscape for patent licensing;

as well as the risk factors specified under Forward-looking Statements of this report, and our 2020 annual report on Form 20-F published on 4 March 2021 under Operating and financial review and prospects-Risk factors.

Forward-looking statements

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of the impact of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings and inflation, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) ability to execute, expectations, plans or benefits related to changes in organizational and operational structure and cash or cost savings arrangements; and E) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

Proposed organizational changes

Proposed organizational changes referenced in this release may be subject to consultation with employee representatives in certain jurisdictions and are not considered final until such processes are completed.

28 October 2021	18

Financial tables, unaudited

Financial statement information

28 October 2021	19

Financial tables, unaudited

Consolidated income statement (condensed)

	Reported				Comparable
EUR million	Q3'21	Q3'20	Q1–Q3'21	Q1–Q3'20	Q3'21	Q3'20	Q1–Q3'21	Q1–Q3'20
Net sales (Notes 2, 3)	5 399	5 294	15 788	15 299	5 399	5 294	15 788	15 301
Cost of sales[1]	(3 203)	(3 331)	(9 488)	(9 659)	(3 194)	(3 313)	(9 394)	(9 516)
Gross profit[1] (Note 2)	2 196	1 962	6 300	5 640	2 205	1 981	6 394	5 785
Research and development expenses[1]	(1 036)	(923)	(3 096)	(2 942)	(1 007)	(880)	(2 992)	(2 808)
Selling, general and administrative expenses[1]	(674)	(631)	(2 034)	(2 121)	(583)	(558)	(1 719)	(1 820)
Other operating income and expenses[1]	16	(58)	248	(134)	19	(57)	185	(133)
Operating profit (Note 2)	502	350	1 418	444	633	486	1 867	1 025
Share of results of associated companies and joint ventures	(7)	0	(11)	2	(7)	0	(11)	2
Financial income and expenses	(50)	(73)	(173)	(134)	(47)	(78)	(138)	(172)
Profit before tax	446	276	1 234	311	580	407	1 718	855
Income tax expense (Note 5)	(95)	(74)	(261)	(124)	(117)	(103)	(341)	(202)
Profit from continuing operations	350	203	973	187	463	305	1 377	653
Profit/(loss) from discontinued operations	1	(6)	(8)	(7)	0	0	0	0
Profit for the period	351	197	965	180	463	305	1 377	653
Attributable to
Equity holders of the parent	342	193	947	170	454	300	1 359	642
Non-controlling interests	9	4	18	11	9	4	18	11

Earnings per share, EUR (for profit attributable to equity holders of the parent)
Basic
Continuing operations	0.06	0.04	0.17	0.03	0.08	0.05	0.24	0.11
Profit for the period	0.06	0.03	0.17	0.03	0.08	0.05	0.24	0.11
Diluted
Continuing operations	0.06	0.04	0.17	0.03	0.08	0.05	0.24	0.11
Profit for the period	0.06	0.03	0.17	0.03	0.08	0.05	0.24	0.11

Average number of shares ('000 shares)
Basic
Continuing operations	5 631 572	5 613 580	5 628 367	5 610 724	5 631 572	5 613 580	5 628 367	5 610 724
Profit for the period	5 631 572	5 613 580	5 628 367	5 610 724	5 631 572	5 613 580	5 628 367	5 610 724
Diluted
Continuing operations	5 691 352	5 638 003	5 671 235	5 632 841	5 691 352	5 638 003	5 671 235	5 632 841
Profit for the period	5 691 352	5 638 003	5 671 235	5 632 841	5 691 352	5 638 003	5 671 235	5 632 841

1In the fourth quarter of 2020, Nokia reclassified certain items of income and expenses from other operating income and expenses to the functions. The comparative reported amounts for Q3’20 and Q1–Q3'20 have been recast accordingly. Refer to Note 1, Basis of preparation.

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

28 October 2021	20

Financial tables, unaudited

Consolidated statement of comprehensive income (condensed)

	Reported
EUR million	Q3'21	Q3'20	Q1–Q3'21	Q1–Q3'20
Profit for the period	351	197	965	180
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	1 850	164	2 942	138
Income tax related to items that will not be reclassified to profit or loss	(450)	(33)	(733)	(25)
Items that may be reclassified subsequently to profit or loss
Translation differences	347	(582)	779	(742)
Net investment hedges	(75)	156	(154)	205
Cash flow and other hedges	(7)	9	(10)	45
Financial assets at fair value through other comprehensive income	(2)	10	9	45
Other changes, net	1	0	1	3
Income tax related to items that may be reclassified subsequently to profit or loss	0	(35)	1	(58)
Other comprehensive income/(loss), net of tax	1 664	(311)	2 835	(389)
Total comprehensive income/(loss) for the period	2 015	(114)	3 800	(209)

Attributable to:
Equity holders of the parent	2 004	(117)	3 777	(218)
Non-controlling interests	11	3	23	9

The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes.

28 October 2021	21

Financial tables, unaudited

Consolidated statement of financial position (condensed)

EUR million	30 September 2021	30 September 2020	31 December 2020
ASSETS
Goodwill	5 348	5 436	5 074
Other intangible assets	1 708	2 116	1 953
Property, plant and equipment	1 807	1 740	1 783
Right-of-use assets	910	832	805
Investments in associated companies and joint ventures	219	216	233
Non-current financial investments (Note 6)	711	660	745
Deferred tax assets (Note 5)	1 018	4 844	1 822
Other non-current financial assets (Note 6)	336	385	306
Defined benefit pension assets (Note 4)	7 602	4 948	5 038
Other non-current assets	251	211	217
Non-current assets	19 909	21 387	17 976
Inventories	2 482	2 745	2 242
Trade receivables (Note 6)	4 557	4 136	5 503
Contract assets	1 232	1 380	1 080
Prepaid expenses and accrued income	872	937	850
Current income tax assets	301	339	265
Other current financial assets (Note 6)	277	249	214
Current financial investments (Note 6)	2 478	796	1 121
Cash and cash equivalents (Note 6)	6 903	6 836	6 940
Current assets	19 102	17 417	18 215
Total assets	39 010	38 805	36 191
SHAREHOLDERS' EQUITY AND LIABILITIES
Share capital	246	246	246
Share issue premium	425	420	443
Treasury shares	(352)	(352)	(352)
Translation differences	(673)	(949)	(1 295)
Fair value and other reserves	4 121	1 568	1 910
Reserve for invested unrestricted equity	15 724	15 655	15 656
Accumulated deficit	(3 200)	(1 452)	(4 143)
Total capital and reserves attributable to equity holders of the parent	16 292	15 137	12 465
Non-controlling interests	100	83	80
Total equity	16 392	15 220	12 545
Long-term interest-bearing liabilities (Notes 6, 8)	4 524	5 099	5 015
Long-term lease liabilities	832	719	721
Deferred tax liabilities	274	219	260
Defined benefit pension and post-employment liabilities (Note 4)	3 508	4 391	4 046
Contract liabilities	410	677	566
Deferred revenue and other long-term liabilities	482	580	541
Provisions (Note 7)	675	527	736
Non-current liabilities	10 706	12 212	11 885
Short-term interest-bearing liabilities (Notes 6, 8)	557	664	561
Short-term lease liabilities	198	212	189
Other financial liabilities (Note 6)	791	831	738
Current income tax liabilities	146	164	188
Trade payables (Note 6)	3 231	3 167	3 174
Contract liabilities	2 524	2 598	2 394
Accrued expenses, deferred revenue and other liabilities	3 686	3 032	3 721
Provisions (Note 7)	780	705	796
Current liabilities	11 913	11 373	11 761
Total shareholders' equity and liabilities	39 010	38 805	36 191

Shareholders' equity per share, EUR	2.89	2.69	2.22
Number of shares (1 000 shares, excluding treasury shares)	5 634 554	5 617 060	5 617 496

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes.

28 October 2021	22

Financial tables, unaudited

Consolidated statement of cash flows (condensed)
EUR million	Q3'21	Q3'20	Q1–Q3'21	Q1–Q3'20
Cash flow from operating activities
Profit for the period	351	197	965	180
Adjustments	464	544	1 391	1 502
Depreciation and amortization	274	279	818	853
Restructuring charges	21	60	169	237
Financial income and expenses	48	74	171	139
Income tax expense	95	77	261	126
(Gain)/loss from non-current investments	(43)	20	(135)	48
Other	69	34	107	99
Cash from operations before changes in net working capital	815	741	2 356	1 682
Change in net working capital	(31)	(211)	105	(575)
(Increase)/decrease in receivables	(57)	48	957	689
(Increase)/decrease in inventories	(66)	49	(180)	68
Increase/(decrease) in non-interest-bearing liabilities	92	(308)	(672)	(1 332)
Cash from operations	784	530	2 461	1 107
Interest received	10	8	35	24
Interest paid	(28)	(43)	(150)	(4)
Income taxes paid, net	(37)	(82)	(207)	(247)
Net cash from operating activities	729	413	2 139	880
Cash flow from investing activities
Purchase of property, plant and equipment and intangible assets	(129)	(97)	(401)	(340)
Proceeds from sale of property, plant and equipment and intangible assets	8	3	56	5
Acquisition of businesses, net of cash acquired	0	0	(33)	(104)
Proceeds from disposal of businesses, net of disposed cash	0	4	0	11
Purchase of current financial investments[1]	(1 009)	(410)	(1 594)	(801)
Proceeds from maturities and sale of current financial investments[1]	32	9	250	100
Purchase of non-current financial investments	(13)	(20)	(55)	(44)
Proceeds from sale of non-current financial investments	111	20	244	77
Foreign exchange hedging of cash and cash equivalents[2]	(33)	21	(38)	96
Other	1	(2)	9	11
Net cash used in investing activities	(1 032)	(472)	(1 562)	(989)
Cash flow from financing activities
Purchase of a subsidiary's equity instruments	0	2	0	0
Proceeds from long-term borrowings	2	0	17	1 593
Repayment of long-term borrowings	0	(19)	(482)	(230)
(Repayment of)/proceeds from short-term borrowings	(13)	(64)	(63)	19
Payment of principal portion of lease liabilities	(67)	(60)	(170)	(183)
Dividends paid	(1)	(3)	(4)	(19)
Net cash (used in)/from financing activities	(79)	(144)	(702)	1 180
Translation differences[2]	33	(49)	88	(145)
Net (decrease)/increase in cash and cash equivalents	(349)	(252)	(37)	926
Cash and cash equivalents at beginning of period	7 252	7 088	6 940	5 910
Cash and cash equivalents at end of period	6 903	6 836	6 903	6 836

1In Q3’21, Nokia changed the presentation of certain financial instruments impacting the cash flows within investing cash flow for Q1-Q3’21 to better reflect the nature of these instruments.

2In 2021, Nokia changed the presentation of the cash flows relating to foreign exchange hedging of cash and cash equivalents from translation differences to cash flow from investing activities. The comparative amounts for 2020 have been reclassified accordingly. Refer to Note 1, Basis of preparation.

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

28 October 2021	23

Financial tables, unaudited

Consolidated statement of changes in shareholders' equity (condensed)

EUR million	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Reserve for invested unrestricted equity	Accumulated deficit	Attributable to equity holders of the parent	Non- controlling interests	Total equity
1 January 2020	246	427	(352)	(372)	1 382	15 607	(1 613)	15 325	76	15 401
Profit for the period	0	0	0	0	0	0	170	170	11	180
Other comprehensive loss	0	0	0	(577)	186	0	2	(388)	(1)	(389)
Total comprehensive loss	0	0	0	(577)	186	0	172	(218)	9	(209)
Share-based compensation	0	58	0	0	0	0	0	58	0	58
Excess tax benefit on share-based compensation	0	(5)	0	0	0	0	0	(5)	0	(5)
Settlement of performance and restricted shares	0	(60)	0	0	0	48	0	(12)	0	(12)
Dividend	0	0	0	0	0	0	0	0	(5)	(5)
Acquisition of non-controlling interest	0	0	0	0	0	0	(10)	(10)	0	(10)
Investment in subsidiary by non-controlling interest	0	0	0	0	0	0	0	0	2	2
Total transactions with owners	0	(7)	0	0	0	48	(10)	31	(3)	28
30 September 2020	246	420	(352)	(949)	1 568	15 655	(1 452)	15 137	83	15 220

1 January 2021	246	443	(352)	(1 295)	1 910	15 656	(4 143)	12 465	80	12 545
Profit for the period	0	0	0	0	0	0	947	947	18	965
Other comprehensive income	0	0	0	622	2 211	0	(2)	2 830	5	2 835
Total comprehensive income	0	0	0	622	2 211	0	945	3 777	23	3 800
Share-based compensation	0	75	0	0	0	0	0	75	0	75
Settlement of performance and restricted shares	0	(93)	0	0	0	68	0	(24)	0	(24)
Dividend	0	0	0	0	0	0	0	0	(3)	(3)
Other movements	0	0	0	0	0	0	(1)	(1)	0	(1)
Total transactions with owners	0	(18)	0	0	0	68	(1)	49	(3)	46
30 September 2021	246	425	(352)	(673)	4 121	15 724	(3 200)	16 292	100	16 392

The above condensed consolidated statement of changes in shareholders' equity should be read in conjunction with accompanying notes.

28 October 2021	24

Financial tables, unaudited

Notes to Financial statements

1. BASIS OF PREPARATION

This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the consolidated financial statements for 2020 prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the consolidated financial statements for 2020. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. This financial report was authorized for issue by management on 28 October 2021.

Net sales and operating profit of the Nokia Group, particularly in Mobile Networks, Network Infrastructure and Cloud and Network Services segments, are subject to seasonal fluctuations being generally highest in the fourth quarter and lowest in the first quarter of the year. This is mainly due to the seasonality in the spending cycles of communication service providers.

Management has identified its regions as the relevant category to present disaggregated revenue. Nokia's primary customer base consists of companies that operate on a country specific or a regional basis and are subject to macroeconomic conditions specific to those regions. Further, although Nokia’s technology cycle is similar around the world, each country or region is inherently in a different stage of that cycle, often influenced by macroeconomic conditions.  Each reportable segment, as described in Note 2, Segment Information, operates in every region as described in Note 3, Net Sales. No reportable segment has a specific revenue concentration in any region other than Nokia Technologies, which is included in Europe. Each type of customer, as disclosed in Note 3, Net Sales, operates in all regions.

In 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) commenced operations of the joint venture Nokia Shanghai Bell (NSB). China Huaxin obtained the right to fully transfer its ownership interest in NSB to Nokia in exchange for a future cash settlement. To reflect this obligation, Nokia derecognized the non-controlling interest and records a financial liability in current liabilities in line with the option exercise period. Any changes in the estimated future cash settlement are recorded in financial income and expense.

In the fourth quarter of 2020, Nokia reviewed the presentation of income and expenses related to its restructuring plans, pension plan curtailments and amendments as well as certain asset impairments. As a result, Nokia reclassified the restructuring and associated charges, pension curtailment and plan amendment income and expenses as well as certain impairment charges that were previously presented in other operating income and expenses to the functional line items to enhance the relevance of information provided in Nokia’s consolidated income statement. The comparative amounts for 2020 have been reclassified accordingly. Related to Q3 2020, as a result of reclassification, Nokia’s cost of sales increased by EUR 14 million, R&D expenses increased by EUR 28 million, SG&A expenses decreased by EUR 13 million, other operating income decreased by EUR 90 million and other operating expenses decreased by EUR 119 million compared to the previously reported amounts. Related to Q1–Q3 2020, as a result of reclassification, Nokia’s cost of sales increased by EUR 120 million, R&D expenses increased by EUR 91 million, SG&A expenses increased by EUR 35 million, other operating income decreased by 90 million and other operating expenses decreased by EUR 336 million compared to the previously reported amounts.

In the first quarter of 2021, Nokia reviewed the presentation of cash flows related to foreign exchange hedging of cash and cash equivalents. As a result, Nokia reclassified the results of foreign exchange hedging of cash and cash flows previously presented in translation differences to the cash flow from investing activities to enhance the relevance of information provided in Nokia’s consolidated statement of cash flows. The comparative amounts for 2020 have been reclassified accordingly. Related to Q3 2020, as a result of the reclassification, the net cash used in investing activities decreased by EUR 21 million and translation differences decreased by EUR 21 million compared to the previously reported amounts. Related to Q1–Q3 2020, as a result of the reclassification, the net cash used in investing activities decreased by EUR 96 million and translation differences decreased by EUR 96 million compared to the previously reported amounts.

In 2020, the global economy and financial markets were severely affected by the COVID-19 pandemic. To date, the impact of COVID-19 on our financial performance and financial position has been limited, primarily relating to temporary factory closures in the first half of 2020. As of 30 September 2021, potential risks and uncertainties continue to exist related to the scope and duration of the COVID-19 impact as well as the pace and shape of the economic recovery, and it is impossible to predict with accuracy the precise impact of such risks on our business.

28 October 2021	25

Financial tables, unaudited

Comparable and constant currency measures

Nokia presents financial information on a reported, comparable (until the fourth quarter of 2020 non-IFRS) and constant currency basis. Comparable measures presented in this document exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. In order to allow full visibility on determining comparable results, information on items affecting comparability is presented separately for each of the components of profit or loss.

Constant currency reporting provides additional information on change in financial measures on a constant currency basis in order to better reflect the underlying business performance. Therefore, change in financial measures at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency.

As comparable or constant currency financial measures are not defined in IFRS they may not be directly comparable with similarly titled measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance of Nokia. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. Refer to Note 10, Performance measures, for further details.

Foreign exchange rates

Nokia’s net sales are derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in foreign exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

The below table shows the exposure to different currencies for net sales and total costs.

	Q3'21		Q3'20		Q2'21
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~25%	~25%	~25%	~25%	~25%	~25%
USD	~50%	~50%	~50%	~50%	~50%	~50%
CNY	~5%	~5%	~5%	~5%	~5%	~5%
Other	~20%	~20%	~20%	~20%	~20%	~20%
Total	100%	100%	100%	100%	100%	100%

End of Q3'21 balance sheet rate 1 EUR = 1.16 USD, end of Q3'20 balance sheet rate 1 EUR = 1.17 USD and end of Q2'21 balance sheet rate 1 EUR = 1.19 USD

New and amended standards and interpretations

The amendments to IFRS standards that became effective on 1 January 2021, did not have a material impact on Nokia's consolidated financial statements. New standards and amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia's consolidated financial statements when adopted.

28 October 2021	26

Financial tables, unaudited

2. SEGMENT INFORMATION

Nokia has four operating and reportable segments for the financial reporting purposes: (1) Mobile Networks, (2) Network Infrastructure, (3) Cloud and Network Services and (4) Nokia Technologies. Segment-level information for Group Common and Other is also presented.

In addition, Nokia provides net sales disclosure for the following businesses within the Network Infrastructure segment: (i) IP Networks, (ii) Optical Networks, (iii) Fixed Networks and (iv) Submarine Networks.

Nokia adopted its current operational and reporting structure on 1 January 2021. The reporting structure was revised to reflect Nokia’s new strategy and operational model which is aligned with the way the management evaluates the operational performance of Nokia and allocates resources. Previously Nokia had three reportable segments: (1) Networks, (2) Nokia Software and (3) Nokia Technologies. Furthermore, Networks reportable segment consisted of four aggregated operating segments: (1) Mobile Networks, (2) Global Services, (3) Fixed Networks and (4) IP/Optical Networks. The most significant changes to the operational and reporting structure are the reclassifications of the following product areas:

• Network management was reclassified from Nokia Software to Mobile Networks
• Submarine Networks was reclassified from Group Common and Other to Network Infrastructure
• Packet Core was reclassified from IP/Optical Networks to Cloud and Network Services
• Managed Services, Network Cognitive Services and Enterprise Solution Services were reclassified from Global Services to Cloud and Network Services
• Digital Automation and Analytics & IoT was reclassified from Group Common and Other to Cloud and Network Services

Segment information for 2020 has been recast for comparability purposes according to the new operating and reporting structure.

The President and CEO is the chief operating decision-maker and monitors the operating results of segments for the purpose of assessing performance and making decisions about resource allocation. Key financial performance measures of the segments include primarily net sales and operating profit. The evaluation of segment performance and allocation of resources is primarily based on comparable operating profit which the management believes is the most relevant measure for this purpose. Comparable operating profit excludes intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability.

Accounting policies of the segments are the same as those described in Note 2, Significant accounting policies in the consolidated financial statements for 2020, except that items affecting comparability are excluded from the measurement of comparable measures. For more information on comparable measures, refer to Notes 1, Basis of preparation and 10, Performance Measures. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices.

Mobile Networks

The Mobile Networks operating segment offers technologies for Radio Access Networks (RAN) as well as Microwave Radio Links (MWR) for transport networks. RAN includes 3GPP radio technologies ranging from 2G/GSM to 5G/NR in licensed and unlicensed spectrum for both macro and small cell deployments. In addition to RAN and MWR products, the Mobile Networks operating segment provides associated network management solutions as well as network planning, network optimization, network deployment and technical support services.

Network Infrastructure

The Network Infrastructure operating segment serves communication service providers, enterprises, webscales and public sector customers. It comprises the following businesses: (i) Optical Networks, which provides optical transport networks for metro, regional, longhaul and ultra-longhaul applications; (ii) IP Networks, which provides IP networks and services for residential, mobile, enterprise and cloud applications; (iii) Fixed Networks, which provides fiber, fixed wireless access, and copper technologies; and (iv) Submarine Networks, which offers undersea cable transmission.

Cloud and Network Services

The Cloud and Network Services operating segment is built around software and the cloud and is focused on driving leadership in cloud-native software and as-a-service deliver models, as demand for critical networks accelerates; and with strong market positions in communications software, private wireless networks, and cognitive (or intelligent) services. The Cloud and Network Services portfolio encompasses core networks, including both voice and packet core; business applications covering areas like security and digital operations; cloud and cognitive services; and enterprise solutions covering private wireless and industrial automation.

Nokia Technologies

The Nokia Technologies operating segment, building on decades of innovation and R&D leadership in technologies used in virtually all mobile devices used today, is expanding the Nokia patent licensing business, reintroducing the Nokia brand to smartphones through brand licensing, and establishing a technology licensing business. The majority of net sales and related costs and expenses attributable to licensing and patenting the patent portfolio is recorded in Nokia Technologies, while each segment separately records its own research and development expenses.

Group Common and Other

Group Common and Other includes Radio Frequency Systems which is managed as a separate entity. In addition, Group Common and Other includes Nokia Bell Labs’ operating expenses, certain corporate-level and centrally managed operating expenses, as well as fair value gains and losses on investments in unlisted venture funds, including investments managed by NGP Capital.

28 October 2021	27

Financial tables, unaudited

Mobile Networks

	Q3'21			Q3'20
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales	2 315	0	2 315	2 449	0	2 448
Gross profit	876	(3)	873	871	6	878
Gross margin %	37.8%		37.7%	35.6%		35.9%
Operating profit	169	(33)	137	206	(24)	182
Operating margin %	7.3%		5.9%	8.4%		7.4%
Other segment items
Depreciation and amortization	(84)	(15)	(99)	(85)	(16)	(101)
Share of results of associated companies and joint ventures	(8)	0	(8)	(2)	0	(2)
EBITDA	245	(18)	228	289	(8)	281

	Q1–Q3'21			Q1–Q3'20
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales	6 957	0	6 957	7 218	(1)	7 217
Gross profit	2 601	(42)	2 559	2 476	(45)	2 431
Gross margin %	37.4%		36.8%	34.3%		33.7%
Operating profit	495	(96)	399	403	(161)	242
Operating margin %	7.1%		5.7%	5.6%		3.4%
Other segment items
Depreciation and amortization	(250)	(47)	(297)	(260)	(50)	(310)
Share of results of associated companies and joint ventures	(12)	0	(12)	0	0	0
EBITDA	733	(49)	684	664	(112)	552

28 October 2021	28

Financial tables, unaudited

Network Infrastructure

	Q3'21			Q3'20
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales(1)	1 915	0	1 915	1 793	0	1 793
Gross profit	687	(2)	684	648	(13)	635
Gross margin %	35.9%		35.7%	36.1%		35.4%
Operating profit	187	(87)	100	212	(94)	118
Operating margin %	9.8%		5.2%	11.8%		6.6%
Other segment items
Depreciation and amortization	(54)	(76)	(130)	(50)	(76)	(126)
Share of results of associated companies and joint ventures	0	0	0	(1)	0	(1)
EBITDA	241	(11)	230	261	(18)	243

1 In Q3´21, IP Networks net sales of EUR 668 million, Optical Networks net sales of EUR 412 million, Fixed Networks net sales of EUR 588 million and Submarine Networks net sales of EUR 247 million. In Q3´20, IP Networks net sales of EUR 670 million, Optical Networks net sales of EUR 463 million, Fixed Networks net sales of EUR 453 million and Submarine Networks net sales of EUR 206 million.

	Q1–Q3'21			Q1–Q3'20
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales(1)	5 420	0	5 420	4 757	(1)	4 756
Gross profit	1 917	(14)	1 903	1 646	(39)	1 607
Gross margin %	35.4%		35.1%	34.6%		33.8%
Operating profit/(loss)	536	(265)	270	247	(303)	(56)
Operating margin %	9.9%		5.0%	5.2%		(1.2)%
Other segment items
Depreciation and amortization	(155)	(222)	(377)	(151)	(233)	(384)
Share of results of associated companies and joint ventures	(1)	0	(1)	(1)	0	(1)
EBITDA	690	(43)	646	396	(70)	326

1 In Q1–Q3'21, IP Networks net sales of EUR 1 923 million, Optical Networks net sales of EUR 1 203 million, Fixed Networks net sales of EUR 1 611 million and Submarine Networks net sales of EUR 683 million. In Q1–Q3'20, IP Networks net sales of EUR 1 824 million, Optical Networks net sales of EUR 1 221 million, Fixed Networks net sales of EUR 1 242 million and Submarine Networks net sales of EUR 469 million.

28 October 2021	29

Financial tables, unaudited

Cloud and Network Services

	Q3'21			Q3'20
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales	748	0	748	663	0	663
Gross profit	281	(3)	278	130	(13)	117
Gross margin %	37.6%		37.2%	19.6%		17.6%
Operating profit/(loss)	31	(7)	23	(119)	(29)	(148)
Operating margin %	4.1%		3.1%	(17.9)%		(22.3)%
Other segment items
Depreciation and amortization	(24)	(7)	(31)	(28)	(8)	(35)
Share of results of associated companies and joint ventures	1	0	1	2	0	2
EBITDA	56	0	55	(89)	(21)	(111)

	Q1–Q3'21			Q1–Q3'20
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales	2 125	0	2 125	2 125	0	2 125
Gross profit	757	(37)	720	643	(57)	586
Gross margin %	35.6%		33.9%	30.2%		27.6%
Operating profit/(loss)	20	(76)	(56)	(164)	(107)	(271)
Operating margin %	0.9%		(2.6)%	(7.7)%		(12.8)%
Other segment items
Depreciation and amortization	(72)	(22)	(95)	(86)	(24)	(110)
Share of results of associated companies and joint ventures	3	0	3	4	0	4
EBITDA	95	(54)	42	(74)	(83)	(157)

28 October 2021	30

Financial tables, unaudited

Nokia Technologies

	Q3'21			Q3'20
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales	367	0	367	331	0	331
Gross profit	366	0	366	328	0	327
Gross margin %	99.7%		99.7%	99.1%		98.8%
Operating profit	285	0	285	264	(1)	263
Operating margin %	77.7%		77.7%	79.8%		79.5%
Other segment items
Depreciation and amortization	(8)	0	(8)	(10)	0	(10)
Share of results of associated companies and joint ventures	0	0	0	1	0	1
EBITDA	293	0	293	275	(1)	274

	Q1–Q3'21			Q1–Q3'20
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales	1 133	0	1 133	1 020	0	1 020
Gross profit	1 129	0	1 129	1 012	0	1 012
Gross margin %	99.6%		99.6%	99.2%		99.2%
Operating profit	903	(1)	902	816	(2)	814
Operating margin %	79.7%		79.6%	80.0%		79.8%
Other segment items
Depreciation and amortization	(25)	0	(25)	(29)	0	(29)
Share of results of associated companies and joint ventures	(2)	0	(2)	1	0	1
EBITDA	926	(1)	925	846	(2)	844

28 October 2021	31

Financial tables, unaudited

Group Common and Other

	Q3'21			Q3'20
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales	64	0	64	67	0	67
Gross (loss)/profit	(5)	(1)	(6)	5	0	5
Gross margin %	(7.8)%		(9.4)%	7.5%		7.5%
Operating loss	(38)	(4)	(43)	(77)	12	(65)
Operating margin %	(59.4)%		(67.2)%	(114.9)%		(97.0)%
Other segment items
Depreciation and amortization	(5)	0	(6)	(6)	0	(6)
Share of results of associated companies and joint ventures	0	0	0	0	0	0
EBITDA	(33)	(4)	(37)	(71)	12	(59)

	Q1–Q3'21			Q1–Q3'20
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales	183	0	183	210	0	210
Gross (loss)/profit	(10)	(1)	(11)	9	(5)	4
Gross margin %	(5.5)%		(6.0)%	4.3%		1.9%
Operating loss	(87)	(11)	(98)	(277)	(9)	(286)
Operating margin %	(47.5)%		(53.6)%	(131.9)%		(136.2)%
Other segment items
Depreciation and amortization	(24)	(1)	(25)	(19)	(1)	(20)
Share of results of associated companies and joint ventures	0	0	0	(1)	0	(1)
EBITDA	(63)	(10)	(73)	(259)	(8)	(267)

28 October 2021	32

Financial tables, unaudited

Nokia Group

	Q3'21			Q3'20
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales	5 399	0	5 399	5 294	(1)	5 294
Gross profit	2 205	(9)	2 196	1 981	(19)	1 962
Gross margin %	40.8%		40.7%	37.4%		37.1%
Operating profit	633	(131)	502	486	(136)	350
Operating margin %	11.7%		9.3%	9.2%		6.6%
Other segment items
Depreciation and amortization	(176)	(99)	(275)	(178)	(101)	(279)
Share of results of associated companies and joint ventures	(7)	0	(7)	0	0	0
EBITDA	802	(32)	770	664	(35)	629

	Q1–Q3'21			Q1–Q3'20
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales	15 788	0	15 788	15 301	(2)	15 299
Gross profit	6 394	(94)	6 300	5 785	(145)	5 640
Gross margin %	40.5%		39.9%	37.8%		36.9%
Operating profit	1 867	(449)	1 418	1 025	(581)	444
Operating margin %	11.8%		9.0%	6.7%		2.9%
Other segment items
Depreciation and amortization	(526)	(293)	(818)	(545)	(308)	(853)
Share of results of associated companies and joint ventures	(11)	0	(11)	2	0	2
EBITDA	2 382	(156)	2 225	1 572	(273)	1 299

28 October 2021	33

Financial tables, unaudited

Reconciliation of the segments to the Group
	Q3'21			Q1–Q3'21
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales
Mobile Networks	2 315	0	2 315	6 957	0	6 957
Network Infrastructure	1 915	0	1 915	5 420	0	5 420
Cloud and Network Services	748	0	748	2 125	0	2 125
Nokia Technologies	367	0	367	1 133	0	1 133
Group Common and Other	64	0	64	183	0	183
Segment total	5 409	0	5 409	15 818	0	15 818
Eliminations	(10)	0	(10)	(30)	0	(30)
Nokia Group	5 399	0	5 399	15 788	0	15 788

Gross profit/(loss)
Mobile Networks	876	(3)	873	2 601	(42)	2 559
Network Infrastructure	687	(2)	684	1 917	(14)	1 903
Cloud and Network Services	281	(3)	278	757	(37)	720
Nokia Technologies	366	0	366	1 129	0	1 129
Group Common and Other	(5)	(1)	(6)	(10)	(1)	(11)
Segment total	2 205	(9)	2 196	6 394	(94)	6 300
Nokia Group	2 205	(9)	2 196	6 394	(94)	6 300

Operating profit/(loss)
Mobile Networks	169	(33)	137	495	(96)	399
Network Infrastructure	187	(87)	100	536	(265)	270
Cloud and Network Services	31	(7)	23	20	(76)	(56)
Nokia Technologies	285	0	285	903	(1)	902
Group Common and Other	(38)	(4)	(43)	(87)	(11)	(98)
Segment total	633	(131)	502	1 867	(449)	1 418
Nokia Group	633	(131)	502	1 867	(449)	1 418

28 October 2021	34

Financial tables, unaudited

	Q3'20			Q1–Q3'20
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales
Mobile Networks	2 449	0	2 448	7 218	(1)	7 217
Network Infrastructure	1 793	0	1 793	4 757	(1)	4 756
Cloud and Network Services	663	0	663	2 125	0	2 125
Nokia Technologies	331	0	331	1 020	0	1 020
Group Common and Other	67	0	67	210	0	210
Segment total	5 303	0	5 302	15 330	(2)	15 328
Eliminations	(9)	0	(9)	(29)	0	(29)
Nokia Group	5 294	(1)	5 294	15 301	(2)	15 299

Gross profit
Mobile Networks	871	6	878	2 476	(45)	2 431
Network Infrastructure	648	(13)	635	1 646	(39)	1 607
Cloud and Network Services	130	(13)	117	643	(57)	586
Nokia Technologies	328	0	327	1 012	0	1 012
Group Common and Other	5	0	5	9	(5)	4
Segment total	1 981	(19)	1 962	5 785	(145)	5 640
Nokia Group	1 981	(19)	1 962	5 785	(145)	5 640

Operating profit/(loss)
Mobile Networks	206	(24)	182	403	(161)	242
Network Infrastructure	212	(94)	118	247	(303)	(56)
Cloud and Network Services	(119)	(29)	(148)	(164)	(107)	(271)
Nokia Technologies	264	(1)	263	816	(2)	814
Group Common and Other	(77)	12	(65)	(277)	(9)	(286)
Segment total	486	(136)	350	1 025	(581)	444
Nokia Group	486	(136)	350	1 025	(581)	444

28 October 2021	35

Financial tables, unaudited

3. NET SALES

Net sales by region

EUR million	Q3'21	Q3'20¹	YoY change	Q1–Q3'21	Q1–Q3'20¹	YoY change
Asia Pacific	688	593	16%	1 851	1 936	(4)%
Europe	1 559	1 639	(5)%	4 695	4 638	1%
Greater China	363	380	(4)%	1 139	1 051	8%
India	251	268	(6)%	789	659	20%
Latin America	260	243	7%	876	740	18%
Middle East & Africa	467	503	(7)%	1 305	1 410	(7)%
North America	1 809	1 668	8%	5 133	4 864	6%
Total	5 399	5 294	2%	15 788	15 299	3%

1In the first quarter of 2021, Nokia aligned how it externally reports financial information on a regional basis with its internal reporting structure. As a result, India which was earlier presented as part of Asia Pacific region is presented as a separate region. In addition, certain countries are now presented as part of a different region. The comparative net sales by region amounts for Q3’20 and Q1–Q3´20 have been recast accordingly.

Net sales by customer type

EUR million	Q3'21	Q3'20	YoY change	Q1–Q3'21	Q1–Q3'20	YoY change
Communication service providers	4 364	4 316	1%	12 739	12 561	1%
Enterprise	368	383	(4)%	1 079	1 070	1%
Licensees	367	331	11%	1 133	1 020	11%
Other[1]	300	264	14%	836	648	29%
Total	5 399	5 294	2%	15 788	15 299	3%

1Includes net sales of Submarine Networks which operates in a different market, and Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues and certain items related to purchase price allocation. Submarine Networks and RFS net sales include also revenue from communication service providers and enterprise customers.

28 October 2021	36

Financial tables, unaudited

4. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Nokia operates a number of post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and other post-employment benefit plans, providing retirement healthcare benefits and life insurance coverage.  95% of Nokia’s defined benefit obligation and 98% of plan assets fair values were remeasured as of 30 September 2021. Nokia's pension and post-retirement plans in the United States have been remeasured by updated valuations from an external actuary and the main pension plans outside of the US have been remeasured based upon updated asset valuations and changes in the discount rates during the reporting period. The impact of not remeasuring other pension and post-employment obligations is considered not material. As of 30 September 2021, the weighted average discount rates used in remeasurement of the most significant plans were as follows (comparatives as of 31 December 2020): U.S. Pension 2.34% (1.94%), U.S. Opeb 2.39% (1.97%), Germany 0.84% (0.35%) and U.K. 1.97% (1.26%).

The funded status of Nokia’s defined benefit plans (before the effect of the asset ceiling) increased from EUR 3 620 million, or 116.0%, as of 30 June 2021 to EUR 4 184 million, or 118.5% as of 30 September 2021. During the quarter the global defined benefit plan asset portfolio was invested approximately 72% in fixed income, 7% in equities and 21% in other asset classes, mainly private equity and real estate. Market conditions for financial assets have continued to stabilize after COVID-19 related stress in 2020. Should there be another increase in financial market volatility, fair values of pension assets may fluctuate in future quarters.

Change in pension and post-employment net asset/(liability)

	30 September 2021			30 September 2020			31 December 2020
EUR million	Pensions[1]	US Opeb	Total	Pensions[1]	US Opeb	Total	Pensions[1]	US Opeb	Total
Net asset/(liability) recognized 1 January	2 572	(1 580)	992	2 348	(1 861)	487	2 348	(1 861)	487
Recognized in income statement	(115)	(22)	(137)	(178)	53	(125)	(196)	43	(153)
Recognized in other comprehensive income	2 810	132	2 942	214	(76)	138	707	(83)	624
Contributions and benefits paid	124	(7)	117	138	1	139	186	6	192
Exchange differences and other movements[2]	3	177	180	(156)	74	(82)	(473)	315	(158)
Net asset/(liability) recognized at the end of the period	5 394	(1 300)	4 094	2 366	(1 809)	557	2 572	(1 580)	992

1Includes pensions, retirement indemnities and other post-employment plans.

2Includes Section 420 transfers, medicare subsidies, and other transfers.

Funded status

EUR million	30 September 2021	30 June 2021	31 March 2021	31 December 2020	30 September 2020
Defined benefit obligation[1]	(22 632)	(22 599)	(22 630)	(23 501)	(24 554)
Fair value of plan assets[1]	26 816	26 219	25 824	25 688	26 302
Funded status	4 184	3 620	3 194	2 187	1 748
Effects of asset ceiling[2]	(90)	(1 459)	(1 368)	(1 195)	(1 191)
Net asset recognized at the end of the period	4 094	2 161	1 826	992	557

1The comparative amounts for defined benefit obligation and fair value of plan assets have been changed for each quarter in 2020 to reflect the timing of US benefit payments.

2In the third quarter of 2021, Nokia modified the terms of its US defined benefit pension plans. As a result of the modification, Nokia recognized a reduction in the effect of the asset ceiling of EUR 1 396 million.

5. DEFERRED TAXES

Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. As of 30 September 2021, Nokia has recognized deferred tax assets of EUR 1.0 billion (EUR 1.8 billion as of 31 December 2020).

In addition, as of 30 September 2021, Nokia has unrecognized deferred tax assets of approximately EUR 8 billion (EUR 8 billion as of 31 December 2020), the majority of which relate to France (approximately EUR 4 billion) and Finland (approximately EUR 3 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits. The majority of Finnish unrecognized deferred tax assets are not subject to expiry and are available against future Finnish tax liabilities.

Nokia continually evaluates the probability of utilizing its deferred tax assets and considers both favorable and unfavorable factors in its assessment.

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Financial tables, unaudited

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values for exchange traded products, Level 2 being primarily based on quotes from third-party pricing services and Level 3 requiring most management judgment. For more information about the valuation methods and principles, refer to Note 2, Significant accounting policies and Note 24, Fair value of financial instruments, in the consolidated financial statements for 2020. Items carried at fair value in the following table are measured at fair value on a recurring basis.

	Carrying amounts								Fair value
EUR million		Fair value through profit or loss			Fair value through other comprehensive income
30 September 2021	Amortized cost	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
Non-current financial investments	0	42	0	669	0	0	0	711	711
Other non-current financial assets	122	0	96	0	0	118	0	336	336
Other current financial assets including derivatives	60	0	193	1	0	23	0	277	277
Trade receivables	0	0	0	0	0	4 557	0	4 557	4 557
Current financial investments	120	0	2 104	0	0	254	0	2 478	2 478
Cash and cash equivalents	4 877	0	2 026	0	0	0	0	6 903	6 903
Total financial assets	5 179	42	4 419	670	0	4 952	0	15 262	15 262
Long-term interest-bearing liabilities	4 524	0	0	0	0	0	0	4 524	4 770
Other long-term financial liabilities	0	0	0	79	0	0	0	79	79
Short-term interest-bearing liabilities	557	0	0	0	0	0	0	557	559
Other short-term financial liabilities including derivatives	0	0	305	486	0	0	0	791	791
Trade payables	3 231	0	0	0	0	0	0	3 231	3 231
Total financial liabilities	8 312	0	305	565	0	0	0	9 182	9 430

	Carrying amounts								Fair value
EUR million		Fair value through profit or loss			Fair value through other comprehensive income
31 December 2020	Amortized cost	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
Non-current financial investments	0	31	0	714	0	0	0	745	745
Other non-current financial assets	115	0	99	5	0	87	0	306	306
Other current financial assets including derivatives	22	0	169	8	0	15	0	214	214
Trade receivables	0	0	0	0	0	5 503	0	5 503	5 503
Current financial investments	134	0	882	0	0	105	0	1 121	1 121
Cash and cash equivalents	4 333	0	2 607	0	0	0	0	6 940	6 940
Total financial assets	4 604	31	3 757	727	0	5 710	0	14 829	14 829
Long-term interest-bearing liabilities	5 015	0	0	0	0	0	0	5 015	5 140
Other long-term financial liabilities	0	0	0	19	0	0	0	19	19
Short-term interest-bearing liabilities	561	0	0	0	0	0	0	561	561
Other short-term financial liabilities including derivatives	0	0	318	420	0	0	0	738	738
Trade payables	3 174	0	0	0	0	0	0	3 174	3 174
Total financial liabilities	8 750	0	318	439	0	0	0	9 507	9 632

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing. The fair value of level 3 investments is determined using one or more valuation techniques with unobservable inputs, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows.

Level 3 Financial liabilities include a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

Reconciliation of the opening and closing balances on level 3 financial assets and liabilities:

EUR million	Level 3 Financial Assets	Level 3 Financial Liabilities
Balance as of 31 December 2020	727	(439)
Net gains/(losses) in income statement	106	(80)
Acquisitions through business combination	0	(48)
Additions	49	0
Deductions	(208)	4
Transfers out of level 3	(7)	0
Other movements	3	(2)
Balance as of 30 September 2021	670	(565)

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. The gains and losses from other level 3 financial assets and liabilities are recorded in financial income and expenses. A net gain of EUR 37 million (net gain of EUR 102 million in 2020) related to level 3 financial instruments held at 30 September 2021, was included in the profit and loss during 2021.

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Financial tables, unaudited

7. PROVISIONS

EUR million	Restructuring	Warranty	Litigation	Environmental	Project losses	Divestment- related	Material liability	Other[1]	Total
As of 1 January 2021	441	220	73	113	276	49	130	230	1 532
Translation differences	1	1	1	5	1	0	1	10	20
Reclassification	(5)	0	(1)	0	0	(12)	0	17	(1)
Charged to income statement
Additions	190	125	30	10	0	12	17	73	457
Reversals	(21)	(11)	(9)	(1)	(13)	(3)	(30)	(7)	(95)
Total charged to income statement	169	114	21	9	(13)	9	(13)	66	362
Utilized during period[2]	(222)	(116)	(25)	(5)	(37)	0	(26)	(27)	(458)
As of 30 September 2021	384	219	69	122	227	46	92	296	1 455
Non-current	180	20	23	105	161	43	15	128	675
Current	204	199	46	17	66	3	77	168	780

1Other provisions include provisions for various obligations such as indirect tax provisions, employee-related provisions other than restructuring provisions and asset retirement obligations.

2The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 53 million remained in accrued expenses as of 30 September 2021.

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Financial tables, unaudited

8. INTEREST-BEARING LIABILITIES

					Carrying amount (EUR million)
Issuer/borrower	Instrument	Currency	Nominal (million)	Final maturity	30 September 2021	30 September 2020	31 December 2020
Nokia Corporation	1.00% Senior Notes[1]	EUR	350	March 2021	0	350	350
Nokia Corporation	3.375% Senior Notes	USD	500	June 2022	437	438	417
Nokia Corporation	2.00% Senior Notes	EUR	750	March 2024	759	763	762
Nokia Corporation	EIB R&D Loan	EUR	500	February 2025	500	500	500
Nokia Corporation	NIB R&D Loan[2]	EUR	250	May 2025	250	250	250
Nokia Corporation	2.375% Senior Notes	EUR	500	May 2025	497	496	497
Nokia Corporation	2.00% Senior Notes	EUR	750	March 2026	760	763	762
Nokia Corporation	4.375% Senior Notes	USD	500	June 2027	462	471	448
Nokia of America Corporation	6.50% Senior Notes	USD	74	January 2028	64	63	61
Nokia Corporation	3.125% Senior Notes	EUR	500	May 2028	497	497	497
Nokia of America Corporation	6.45% Senior Notes	USD	206	March 2029	179	177	169
Nokia Corporation	6.625% Senior Notes	USD	500	May 2039	546	569	541
Nokia Corporation and various subsidiaries	Other liabilities				130	426	322
Total					5 081	5 763	5 576

1Nokia redeemed EUR 350 million of the 1.00% Senior Notes due March 2021 in February 2021.

2The loan from the Nordic Investment Bank (NIB) is repayable in three equal annual installments in 2023, 2024 and 2025.

Significant credit facilities and funding programs

				Utilized (million)
Financing arrangement	Committed / uncommitted	Currency	Nominal (million)	30 September 2021	30 September 2020	31 December 2020
Revolving Credit Facility[1]	Committed	EUR	1 500	0	0	0
Finnish Commercial Paper Programme	Uncommitted	EUR	750	0	0	0
Euro-Commercial Paper Programme	Uncommitted	EUR	1 500	0	0	0
Euro Medium Term Note Programme[2]	Uncommitted	EUR	5 000	2 500	2 850	2 850

1Nokia exercised its option to extend the maturity date of the Revolving Credit Facility in June 2021. Subsequent to the extension, the facility has its maturity in June 2026, except for EUR 88 million having its maturity in June 2024.

2All euro-denominated bonds have been issued under the Euro Medium Term Note Programme.

All borrowings and credit facilities presented in the tables above are senior unsecured and have no financial covenants.

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Financial tables, unaudited

9. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

EUR million	30 September 2021	30 September 2020	31 December 2020
Contingent liabilities on behalf of Group companies
Guarantees issued by financial institutions
Commercial guarantees	1 233	1 150	1 107
Non-commercial guarantees	435	421	450
Corporate guarantees
Commercial guarantees	461	823	453
Non-commercial guarantees	40	54	53
Financing commitments
Customer finance commitments	36	187	180
Venture fund commitments	148	207	189
Other contingent liabilities and financing commitments[1]
Other guarantees and financing commitments	8	17	11

1Other contingent liabilities and financing commitments exclude committed lease contracts that have not yet commenced and purchase obligations. Refer to Note 30, Commitments, contingencies and legal proceedings, in the consolidated financial statements for 2020.

The amounts in the table above represent the maximum principal amount of commitments and contingencies, and these amounts do not reflect management's expected outcomes.

Intellectual property rights litigations

In 2019 and 2020, Nokia filed patent infringement lawsuits against Lenovo in four countries, including United States, regarding 19 Nokia patents used in Lenovo’s products. Lenovo responded with counterclaims and nullity proceedings, and in 2020, Lenovo filed an action in the United States against Nokia alleging breach of RAND obligations and other claims. In the first quarter of 2021, Nokia concluded a multi-year, multi-technology patent cross-license agreement with Lenovo. The agreement resolves all pending patent litigation and other proceedings between the two parties, in all jurisdictions. Under the agreement, Lenovo will make a net balancing payment to Nokia.

In 2019, Nokia commenced patent infringement proceedings against Daimler in Germany regarding ten Nokia patents relevant to the 3G and 4G cellular standards used in Daimler’s connected cars. In 2020, one of the cases was referred to the Court of Justice of the European Union on questions relating to standard essential patent litigation. In the second quarter of 2021, Nokia and Daimler announced that they have signed a patent licensing agreement under which Nokia licenses mobile telecommunications technology to Daimler and receives payment in return. The parties have agreed to settle all pending litigation between Daimler and Nokia, including the complaint by Daimler against Nokia to the European Commission. Invalidation actions brought by Daimler’s suppliers and their respective complaints to the European Commission regarding Nokia’s licensing practice continue.

In the third quarter of 2021, Nokia commenced patent infringement proceedings against Oppo, OnePlus and Realme in Asia and Europe. Across actions in eight countries, more than 30 patents are in suit, covering a mix of cellular standards and technologies such as connectivity, user interface and security. Oppo responded by filing 15 invalidation actions in China and two in the Netherlands, as well as five patent infringement actions against Nokia equipment in Germany and China. Oppo also filed two actions in China against Nokia alleging breach of FRAND and requesting the court to set a FRAND rate.

28 October 2021	41

Financial tables, unaudited

10. PERFORMANCE MEASURES

Certain financial measures presented in this interim report are not measures of financial performance, financial position or cash flows defined in IFRS, and therefore may not be directly comparable with financial measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.

The following tables provide summarized information on the performance measures included in this interim report as well as reconciliations of the performance measures to the amounts presented in the financial statements.

Performance measure	Definition	Purpose
Comparable measures	Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Reconciliation of reported and comparable consolidated statement of income is presented below.	We believe that our comparable results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia’s business operating results. Comparable operating profit is used also in determining management remuneration.
Constant currency net sales / Net sales adjusted for currency fluctuations	When net sales are reported on a constant currency basis / adjusted for currency fluctuations, exchange rates used to translate the amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency net sales / net sales adjusted for currency fluctuations exclude the impact of changes in exchange rates during the current period in comparison to euro.	We provide additional information on net sales on a constant currency basis / adjusted for currency fluctuations in order to better reflect the underlying business performance.
Comparable return on invested capital (ROIC)	Comparable operating profit after tax, last four quarters / Invested capital, average of last five quarters’ ending balances. Calculation of comparable return on invested capital is presented below.	Comparable return on invested capital is used to measure how efficiently Nokia uses its capital to generate profits from its operations.
Comparable operating profit after tax	Comparable operating profit - (comparable operating profit x comparable income tax expense / comparable profit before tax)	Comparable operating profit after tax indicates the profitability of Nokia's underlying business operations after deducting the income tax impact. We use comparable operating profit after tax to calculate comparable return on invested capital.
Invested capital	Total equity + total interest-bearing liabilities - total cash and current financial investments	Invested capital indicates the book value of capital raised from equity and debt instrument holders less cash and liquid assets held by Nokia. We use invested capital to calculate comparable return on invested capital.
Total cash and current financial investments ("Total cash")	Total cash and current financial investments consist of cash and cash equivalents and current financial investments.	Total cash and current financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders.
Net cash and current financial investments ("Net cash")	Net cash and current financial investments equals total cash and current financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities. Reconciliation of net cash and current financial investments to the amounts in the consolidated statement of financial position is presented below.	Net cash and current financial investments is used to indicate Nokia's liquidity position after cash required to settle the interest-bearing liabilities.
Free cash flow	Net cash from/(used in) operating activities - purchases of property, plant and equipment and intangible assets (capital expenditures) + proceeds from sale of property, plant and equipment and intangible assets – purchase of non-current financial investments + proceeds from sale of non-current financial investments. Reconciliation of free cash flow to the amounts in the consolidated statement of cash flows is presented below.	Free cash flow is the cash that Nokia generates after net investments to tangible, intangible and non-current financial investments and it represents the cash available for distribution among its security holders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.
Capital expenditure	Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations).	We use capital expenditure to describe investments in profit generating activities in the future.
Recurring/One-time measures	Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future.	We use recurring/one-time measures to improve comparability between financial periods.
EBITDA	Operating profit/(loss) before depreciations and amortizations and adjusted for share of results of associated companies and joint ventures.	We use EBITDA as a measure of Nokia's operating performance.
Adjusted profit/(loss)	Adjusted profit/(loss) equals the cash from operations before changes in net working capital subtotal in the consolidated statement of cash flows.	We use adjusted profit/(loss) to provide a structured presentation when describing the cash flows.
Recurring annual cost savings	Reduction in cost of sales and operating expenses resulting from the cost savings program and the impact of which is considered recurring in nature.	We use recurring annual cost savings measure to monitor the progress of our cost savings program established after the Alcatel-Lucent transaction against plan.
Restructuring and associated charges, liabilities and cash outflows	Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities.	We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities.

28 October 2021	42

Financial tables, unaudited

Comparable to reported reconciliation

Q3'21

EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Financial income and expenses	Income tax (expense)/ benefit	Profit from continuing operations
Comparable	5 399	(3 194)	(1 007)	(583)	19	633	(47)	(117)	463
Amortization of acquired intangible assets			(15)	(84)		(99)		21	(78)
Restructuring and associated charges		(8)	(15)	(7)	(3)	(34)			(34)
Impairment of assets, net of impairment reversals		(1)	2			1			1
Change in financial liability to acquire NSB non-controlling interest						0	(3)		(3)
Items affecting comparability	0	(9)	(28)	(91)	(3)	(131)	(3)	21	(113)
Reported	5 399	(3 203)	(1 036)	(674)	16	502	(50)	(95)	350

Q3'20

EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Financial income and expenses	Income tax (expense)/ benefit	Profit from continuing operations
Comparable	5 294	(3 313)	(880)	(558)	(57)	486	(78)	(103)	305
Amortization of acquired intangible assets			(15)	(86)		(101)		22	(78)
Restructuring and associated charges		(107)	(26)	13		(120)		24	(96)
Impairment of assets, net of impairment reversals		(2)	(2)	(1)		(5)		1	(4)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(1)					(1)			0
Gain on defined benefit plan amendment		90				90		(18)	72
Change in financial liability to acquire NSB non-controlling interest						0	5		5
Items affecting comparability	(1)	(19)	(42)	(74)	(1)	(136)	5	29	(102)
Reported	5 294	(3 331)	(923)	(631)	(58)	350	(73)	(74)	203

28 October 2021	43

Financial tables, unaudited

Q1–Q3'21

EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Financial income and expenses	Income tax (expense)/ benefit	Profit from continuing operations
Comparable	15 788	(9 394)	(2 992)	(1 719)	185	1 867	(138)	(341)	1 377
Amortization of acquired intangible assets			(42)	(251)		(293)		62	(230)
Restructuring and associated charges		(88)	(56)	(62)	(4)	(211)			(211)
Settlement of legal disputes					80	80			80
Impairment of assets, net of impairment reversals		(5)	(6)	(1)	(21)	(32)			(32)
Gain on sale of fixed assets					23	23			23
Fair value changes of legacy IPR fund					(16)	(16)			(16)
Costs associated with contract exit		(1)				(1)			(1)
Change in financial liability to acquire NSB non-controlling interest						0	(35)		(35)
Deferred tax benefit due to tax rate changes						0		17	17
Items affecting comparability	0	(94)	(103)	(315)	63	(449)	(35)	80	(405)
Reported	15 788	(9 488)	(3 096)	(2 034)	248	1 418	(173)	(261)	973

Q1–Q3'20

EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Financial income and expenses	Income tax (expense)/ benefit	Profit from continuing operations
Comparable	15 301	(9 516)	(2 808)	(1 820)	(133)	1 025	(172)	(202)	653
Amortization of acquired intangible assets			(43)	(265)		(308)		69	(239)
Restructuring and associated charges		(229)	(76)	(32)		(337)		66	(271)
Impairment of assets, net of impairment reversals		(6)	(16)	(3)		(25)		5	(20)
Gain on sale of fixed assets		1	1			2			1
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(2)					(2)		1	(1)
Gain on defined benefit plan amendment		90				90		(18)	72
Costs associated with contract exit		1				1			1
Transaction and related costs, including integration costs				(1)		(1)			(1)
Change in financial liability to acquire NSB non-controlling interest						0	37		37
Legal entity restructuring						0		(45)	(45)
Items affecting comparability	(2)	(143)	(134)	(301)	(1)	(581)	37	78	(466)
Reported	15 299	(9 659)	(2 942)	(2 121)	(134)	444	(134)	(124)	187

28 October 2021	44

Financial tables, unaudited

Net cash and current financial investments

EUR million	30 September 2021	30 June 2021	31 March 2021	31 December 2020	30 September 2020
Current financial investments	2 478	1 499	1 527	1 121	796
Cash and cash equivalents	6 903	7 252	7 315	6 940	6 836
Total cash and current financial investments	9 381	8 751	8 842	8 061	7 632

Long-term interest-bearing liabilities[1]	4 524	4 504	5 039	5 015	5 099
Short-term interest-bearing liabilities[1]	557	559	114	561	664
Total interest-bearing liabilities	5 081	5 063	5 153	5 576	5 763
Net cash and current financial investments	4 300	3 688	3 689	2 485	1 869

1Lease liabilities are not included in interest-bearing liabilities.

Free cash flow
EUR million	Q3'21	Q3'20	Q1–Q3'21	Q1–Q3'20
Net cash from operating activities	729	413	2 139	880
Purchase of property, plant and equipment and intangible assets	(129)	(97)	(401)	(340)
Proceeds from sale of property, plant and equipment and intangible assets	8	3	56	5
Purchase of non-current financial investments	(13)	(20)	(55)	(44)
Proceeds from sale of non-current financial investments	111	20	244	77
Free cash flow	706	319	1 983	578

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Financial tables, unaudited

Comparable return on invested capital (ROIC)
Q3'21

EUR million	Rolling four quarters	Q3'21	Q2'21	Q1'21	Q4'20
Comparable operating profit	2 923	633	682	551	1 056
Comparable profit before tax	2 781	580	643	495	1 063
Comparable income tax expense	(620)	(117)	(104)	(120)	(279)
Comparable operating profit after tax	2 271	505	572	417	779

EUR million	Average	30 September 2021	30 June 2021	31 March 2021	31 December 2020	30 September 2020
Total equity	14 453	16 392	14 337	13 771	12 545	15 220
Total interest-bearing liabilities	5 327	5 080	5 063	5 153	5 576	5 763
Total cash and current financial investments	8 533	9 381	8 751	8 842	8 061	7 632
Invested capital	11 247	12 091	10 649	10 082	10 060	13 351

Comparable ROIC	20.2%

Q2'21

EUR million	Rolling four quarters	Q2'21	Q1'21	Q4'20	Q3'20
Comparable operating profit	2 776	682	551	1 056	486
Comparable profit before tax	2 608	643	495	1 063	407
Comparable income tax expense	(606)	(104)	(120)	(279)	(103)
Comparable operating profit after tax	2 131	572	417	779	363

EUR million	Average	30 June 2021	31 March 2021	31 December 2020	30 September 2020	30 June 2020
Total equity	14 238	14 337	13 771	12 545	15 220	15 319
Total interest-bearing liabilities	5 498	5 063	5 153	5 576	5 763	5 937
Total cash and current financial investments	8 155	8 751	8 842	8 061	7 632	7 487
Invested capital	11 581	10 649	10 082	10 060	13 351	13 769

Comparable ROIC	18.4%

Q3'20

EUR million	Rolling four quarters	Q3'20	Q2'20	Q1'20	Q4'19
Comparable operating profit	2 159	486	423	116	1 134
Comparable profit before tax	1 963	407	403	45	1 108
Comparable income tax expense	(490)	(103)	(87)	(12)	(288)
Comparable operating profit after tax	1 620	363	332	85	839

EUR million	Average	30 September 2020	30 June 2020	31 March 2020	31 December 2019	30 September 2019
Total equity	15 274	15 220	15 319	16 004	15 401	14 425
Total interest-bearing liabilities	5 090	5 763	5 937	4 995	4 277	4 480
Total cash and current financial investments	6 453	7 632	7 487	6 315	6 007	4 824
Invested capital	13 911	13 351	13 769	14 684	13 671	14 081

Comparable ROIC	11.6%

28 October 2021	46

Additional information

This financial report was authorized for issue by management on 28 October 2021.

Media and Investor Contacts:

Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•	Nokia plans to publish its fourth quarter and full year 2021 results on 3 February 2022.

28 October 2021	47

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2021	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate